# Annual Report 2003

Fiscal Year Ended October 31





longfibre

## Longview Fibre Company

*Value-Added Products • Sustainable Forestry*

# 2003 highlights

**Improvements in operations and productivity were accomplished despite the continued very challenging conditions in the North American pulp-paper business.**

**Cash provided by operations increased by 50% from $63.9 million in fiscal 2002 to $96.1 million in fiscal 2003.**

**Further debt reduction of $67.2 million was realized in 2003, with debt decreasing by $86.4 million during the last two years through the company generating significant free cash-flow in a poor business climate.**

**Paper net sales increased, even in a declining kraft paper market, through our continued emphasis on penetrating market niches with value-added products and increasing export paper sales.**

**The ongoing Business-Process Improvement (BPI) initiative enhanced our financial performance, providing substantial savings by lowering procurement costs, reducing inventory, cutting transportation costs, and implementing maintenance improvements; our employee team's dedicated efforts are at the core of BPI success.**

**Continued phase-in of the PeopleSoft EnterpriseOne (J.D. Edwards) software system will support new ways of managing our business.**

**Targeted capital projects further optimized manufacturing operations with $31.8 million invested, which is well below depreciation of $70.7 million in 2003.**

## CONTENTS



*__FRONT-COVER PHOTO__: Tree farm manager Jay Holland checks fish-habitat improvements on Short Sand Creek in Longview Fibre timberlands near the Oregon Coast after our company's construction of a new steel bridge, that replaces an old small culvert which prevented steelhead and other fish passage. Several miles of upstream fish-spawning habitat were opened-up by this project that is part of the Oregon Plan for salmon-recovery. Longview Fibre biologists and foresters are involved in many fish-passage enhancement projects in our Pacific Northwest tree farms.*

## OPERATIONS / PRODUCTS

### Nine Tree Farms in Oregon and Washington

- The company owns and operates about 570,000 acres of timberlands under sustainable-forestry management, which produce logs for sale.
- Operates a sawmill in Washington that makes dimension lumber, machine stress-rated, lam-stock, export grades, and other specialties.

### Pulp and Paper Mill in Longview, Washington

- Produces pulp which is manufactured into a broad range of kraft papers and containerboard.
- Our Longview Recycling Plant provides approximately 31% of mill fiber needs.
- Raw-material fibers come primarily from purchased wood chips and sawdust with important contributions from recycled post-consumer and post-industrial waste, purchased bleach pulp, and augmented by log-chipping operations owned by the company and others.

### 17 Converting Plants in 12 States

- Longview Fibre's national network of paper-packaging facilities produces a wide array of corrugated and solid-fiber containers, and handle shopping and merchandise bags.
- The tonnage of containerboard and paper used in the converting plants includes approximately 61% of the Longview mill production.

# Longview Fibre Company

*Fiscal year ended October 31, 2003*

Dear Shareholders:

For Longview Fibre, fiscal 2003 continued what is one of the longest and deepest downturns in recent years in the North American pulp and paper industry. Any company that operates in a cyclical industry is repeatedly challenged to respond with creativity and innovation during downturns in order to position itself for the upturns while maintaining core values such as environmental stewardship of land and resources, and valuing employee and customer relationships. Often, strategic and operational improvements made during downturns are more evident to management and employees far sooner than to investors, who may not fully notice or appreciate them until a recovery has gained full stride. We believe that's the situation today at Longview Fibre.


$593
$574
$507
$600
$500
$400
$300
$200
$100
$0
Millions $
2001
2002
2003
Year-End Debt


58%
57%
54%
60%
58%
56%
54%
52%
50%
2001
2002
2003
% Debt/Total Capitalization (Debt + Shareholders' Equity)

Despite the difficult economic conditions during fiscal 2003, we made significant achievements in operations and productivity and worked hard to improve fundamental financial measures for our company. Cash provided by operations increased by 50% to $96.1 million from $63.9 million. By controlling capital expenditures and maintaining a very modest dividend payout, we were able to reduce our total debt from $574 million to $507 million. We ended the fiscal year with a 54% ratio of debt-to-total capitalization, achieving substantial progress toward our goal of 45 to 50% debt-to-total capitalization.

We remain committed to further improvement in operating results to support growth in the coming years in all segments of our business. Our efforts are intended to increase the underlying value of our business by improving earnings, allowing us to pay a consistent dividend.

## Operating Results

Overall, we improved operating results in 2003, achieving net earnings of $5.4 million compared with $5.1 million in 2002. We achieved these results even though timber segment sales and operating profits were down, demand was soft throughout the fiscal year in both our manufacturing segments, and allocated pension income declined by $8.9 million. The primary reason behind improved results was successful implementation of several business process improvement initiatives that reduced operating costs across all our operating segments. Teamwork and a "can do" attitude of our employees have been essential to our success in these business process improvement initiatives.

*Timber:*

Fiscal 2003 timber segment operating profit declined 9.9% to $64.1 million from $71.2 million in 2002, while log volume declined by 6.7%. Log demand was fairly healthy, reflecting the continued strength of the domestic housing market and the demand for high quality Douglas fir for homebuilding in Japan. Demand for Douglas fir, which represents 60% of our inventory, remained high due to its structural integrity as building material. However, we chose to reduce our harvest compared to last year in order to assure adequate harvests in the coming years, resulting in less log volume sold. We continue to operate under the Sustainable Forestry Initiative and are now managing to a rotation age of 50 to 55 years in order to maintain a healthy forest, provide a better annual yield per acre, and serve the export market.

Average export log prices were up 3.5% over last year, while domestic log prices were down slightly. Lumber prices continued to be adversely affected by a large influx of Canadian lumber as an unintended consequence of imposition by the U.S. of a combined 27% tariff and countervailing duty. Lumber prices recovered modestly during the latter part of the year in part due to the effect of the weaker dollar on Canadian imports. Domestic log prices were more stable than lumber because of the limited supply available to sawmills from private lands in Washington and Oregon, and virtually no supply of logs coming from federal forests.

*Paper and Paperboard:*

Despite a decline in industry-wide North American kraft paper production in fiscal 2003, our paper net sales increased 14.6%, to $169.6 million from $147.9 million (including sales of $14.4 million formerly handled under a barter agreement). In addition, our paperboard net sales increased by 22.3%, to $33.0 million from $27.0 million (including sales of $3.8 million formerly handled under a barter agreement). Results in our paper and paperboard segment improved from an operating loss of $18.2 million in fiscal 2002 to an operating loss of $10.8 million in fiscal 2003, continuing progress toward profitability in a very difficult market. We accomplished this by increasing sales into the export market to capitalize on the weaker U.S. dollar, and by maintaining our focus on market niches that offer higher value-added products for customers and that tend to have higher and more stable sales price dynamics. Teamwork to reduce costs and improve product quality on specialty products was essential to our results.

*Converted Products:*

Sales of converted products declined by 2.3%. Despite the decline in demand, we maintained an average sale price of $806 per ton, slightly higher than fiscal 2002, through our focus on value-added products. These include triplewall, laminated bulk bins, three- to six-color printing, litho laminated to single face, displays, solid fiber and other products, in addition to our conventional box sales. Operating results improved from a loss of $12.7 million in fiscal 2002 to a loss of $8.8 million in fiscal 2003, continuing progress toward profitability in a very difficult market.

**Business Process Improvement**

In fiscal 2003, we continued to aggressively pursue the business process improvement initiative that we launched early in fiscal 2002. We made progress on several fronts this year, allowing us to reduce our operating loss in manufacturing segments by $11.4 million, despite a reduction in pension income of $8.9 million. Our process improvement efforts in 2003 targeted:

*Customer Focus & Inventory Control*

Finished goods and raw materials inventory was reduced by $5.2 million, or 8.0%, in addition to the $7.8 million reduction in fiscal 2002. We accomplished this by implementing an inventory-variance system to manage finished goods and rollstock inventory used in our box plants, and inventory for paper and paperboard sales.

By working closely with our customers and concentrating on their needs, our sales force was able to identify opportunities for us to operate on shorter lead times from customers, to sell products that added the highest value for our customers, and to reduce the total cost of the supply chain for our customers. With our clear focus on profitability and sales growth in both converted products and paper and paperboard, we look forward to growth next year with existing and new customers.

*Manufacturing Optimization*

In an environment of weak demand, employing efficient mill utilization techniques becomes even more critical. In order to balance the operation of our Longview mill with soft market demand for our paper products and the 2.3% decline in converted products segment sales, we operated up to nine of our twelve paper machines based on market demand, and idled batch digesting in favor of our two modern Kamyr continuous digesters. Our Longview mill operated at an average utilization rate of 70% during fiscal 2003, reflecting our efforts to manage its operation to match demand and avoid producing unnecessary levels of inventory. We have reduced mill hourly employment from 1,276 at October 31, 2002 to 1,216 at the end of fiscal 2003. We established an Enterprise Asset Management (EAM) team to work cross-functionally to further improve both the reliability and cost of our mill operation in the coming year.

To improve mill operation costs and the cost of supply for our converting plants, we realigned both sales of paper and paperboard and supply purchases for our converting plants for the coming year. This realignment has allowed us to optimize the grades of paper and paperboard that we produce at the Longview mill versus those grades that are more efficient to purchase from third parties, further reducing the freight expense of shipping to key supply partners.

In each of our 17 converting plants across the country, we responded to the decline in demand by reducing costs and looking for ways to better utilize existing capacity. Two of the most significant changes were the conversion of our Springfield, Massachusetts plant to a sheet facility served by our Amsterdam, New York plant, and reducing hourly employment across the entire container group from 1,060 at the end of fiscal 2002 to 965 at the end of fiscal 2003. As a result of these and other measures, productivity in man hours per ton improved 5.7%. We consider this a significant accomplishment. Our plant leadership and operating employees enthusiastically met the challenge of running more efficiently when faced with slack demand, working hard to position us for growth in the coming year, if the early signs of a rebounding U.S. economy continue to gain momentum.

We also reduced employment at our sawmill by 26 at the beginning of the fiscal year, and reduced production in response to poor market conditions at that time. In response to an improved lumber market, we recently increased employment modestly, and plan to invest approximately $2.6 million in the facility to improve hourly lumber output and yield per thousand board feet of logs.

### Procurement

We extended the efforts begun last year to implement more efficient procurement practices in several areas. This year we also implemented new transportation practices, and began a procurement effort for maintenance, repair and operations parts and supplies. We believe there is opportunity for further savings as we centralize purchasing for our converting operations in conjunction with the rollout of the PeopleSoft EnterpriseOne for the Enterprise Resource Planning (ERP system).

### Raw Materials and Energy

For any manufacturing operation, managing the cost of raw materials and energy is paramount. In the past year, wood-chip prices were flat. We are taking steps designed to reduce raw material cost, as a percent of manufacturing cost, including optimizing our sources of supply and wood handling practices, and increasing use of old corrugated containers (OCC) and semi-chemical pulp.

We have been able to improve energy costs through optimal use of biomass (residual bark), use of recovery furnace steam from our kraft pulping operation, and seasonal use of recycled oil. Arrangements have been made for our minimum requirement of natural gas to minimize adverse effects of potentially volatile natural gas prices.

## Information Systems

We continued our implementation of the ERP system. To date, we have implemented software for the general ledger, purchase-to-pay cycle, and EAM. The EAM software is now being rolled out in all of our converting plants to enhance management of spare parts inventory and maintenance planning. We are also working toward implementation of human resources and payroll software and expect to implement new paper machine trim software in early 2004.

The ERP project is encouraging us to further examine how we manage our businesses and market our products, and will enable us to report results with increased visibility and accountability as we continue to drive improvement.

## Capital Expenditures

Following significant capital projects in 2000 and 2001, we've been able to reduce our capital spending on plant and equipment, timber and timberlands in each of the past two fiscal years to $44.0 million and $36.8 million, substantially less than depreciation, depletion and amortization of $75.8 million and $78.2 million, respectively. We consider each of our facilities to be very modern and well equipped to support our continued emphasis on value-added niche products. Our guiding principles require that each capital project provide an adequate return to justify the initial investment, or be required to maintain operations, meet market demand, or ensure environmental stewardship.

Capital projects completed in fiscal 2003 included:

- Rebuild of #7 paper machine at Longview to reconfigure dryers, convert to electronic drives, and add distributed controls, to improve both reliability and output;
- Rebuild of #19 chemical-recovery furnace to extend its life and improve reliability, consistent with recent environmental permits and needs of mill operations;
- Modernization of pulp mill controls;
- Completion of an auxiliary boiler for the Leavenworth sawmill to improve boiler reliability for dry-kiln operations;
- Rebuild of a rotary diecutter and addition of a stacker in the Minneapolis, Minnesota converting plant to improve quality and throughput; and
- Installation of a stacking system on a rotary diecutter in the Bowling Green, Kentucky converting plant to improve throughput and stack quality.

We anticipate capital expenditures in 2004 in the range of $40 to $50 million, which should allow us to make continued progress on our debt reduction program.

## Debt and Liquidity

Since January 31, 2002, we have reduced borrowed debt by $136.1 million, with $67.2 million of that occurring in fiscal 2003 alone. Interest expense in the fourth quarter of fiscal 2003 was $0.8 million less than the first quarter due to lower borrowing and debt maturities of higher cost fixed rate debt which was replaced by lower cost variable rate bank debt. Thanks to our improved operating cash flow and debt reduction, we were able to achieve more favorable terms on the credit facility that took effect in the first quarter of fiscal 2004. Interest expense should be lower throughout 2004.

Paying a dividend remains a priority of the company, in balance with the levels of profitability that we are able to achieve, and in harmony with our intent to continue reducing debt. In 2003 we paid a dividend of $0.02 per share in each of the second and third quarters, and opted to forego payment of a fourth quarter dividend in light of sluggish demand in the first three quarters and the Board's desire to ensure continued compliance with certain debt covenants pertaining to payment of dividends. For the first quarter of fiscal 2004, the Board did not declare a dividend. The Board will continue to regularly review the dividend and adjust it as appropriate as the company's operating results and debt levels warrant.

## Outlook

Over the coming year we believe our markets will improve along with the U.S. and world economies, leading to both demand and price improvement. We also expect to further reduce operating costs and to significantly reduce debt.

Combined seasonal fourth-quarter demand in our manufacturing segments was at fairly normal levels and total volume was 1.4% above last year. Pricing was relatively stable over the year, but did not improve with business demand in the fourth quarter. The outlook for the coming year is affected positively by recent weakening of the dollar, and stimulative government policy, including tax reductions that appear to be providing a positive lift to economic growth in the U.S.

Recently, industry economists have projected growth in corrugated container sales of 1 to 2%, predicated upon 3 to 4% growth in the U.S. economy, in calendar 2004. Even as the economy strengthens, we anticipate growth in demand for corrugated boxes will probably be lower than the average 2.8% growth that was typical in the '80s or '90s.

Much of the manufacturing that moved out of the U.S. in the last three years is not expected to return to U.S. factories that were closed. However, the weakening of the dollar, particularly versus the Canadian dollar, should support growth in manufacturing that remains in the U.S. It would benefit our business if the U.S. government were to allow the dollar to gradually reach a lower level than current exchange rates. In addition, if the U.S. is successful in its effort to revalue the Chinese Yuan, instead of being fixed at 8.8 Yuan to the dollar, U.S. production might accelerate more quickly, further benefiting our business.

Timber remains our most stable source of income. We expect average export log prices to improve with the weakening of the dollar against the yen. Our logs remain in demand in the domestic market, with a good base of sawmill customers located in western Washington and western Oregon.

We intend to continue tailoring Longview mill operations to demand in the coming year, seeking to optimize our cost to produce. We anticipate modest growth based on growth in the general economy and aggressive marketing of our specialty paper and paperboard products.

Clearly, over the past few years our primary markets have evolved and today react differently and are affected by a wider range of complex global economic variables. Over 75 years of continuous operation, Longview Fibre has shown its ability time and again to adapt to changing market conditions. Once again, we are rising to the challenge.

We won't change our dedication to the environment, our shareholders, our customers, our employees, and our suppliers. We believe in sustainable forestry and strive to conserve raw materials by producing performance papers, improving manufacturing processes, and increasing recycling of old corrugated containers. We remain committed to providing the support necessary to help our employees succeed, because Longview Fibre's real strength is demonstrated by what our people have been able to accomplish working together. The steps we have taken over the last two years are designed to position our company for long-term growth as a preferred supplier for all of the customers we serve.

R. H. Wollenberg
President and Chief Executive Officer

*Commitment:*
# Sarbanes-Oxley and Corporate Governance

Our company is committed to full compliance with the Sarbanes-Oxley Act and related rules of the Securities Exchange Commission and New York Stock Exchange. We have taken significant steps to implement procedures and policies embodied in Sarbanes-Oxley and the new SEC–NYSE rules to assure continuance of our long-standing practice of providing accurate financial statements and full and fair disclosure. This will ensure that we meet the letter and spirit of the new corporate governance requirements. Our Board is committed to annual oversight and review of both management and itself. We are committed to our responsibilities to act as fiduciaries for shareholders and to generate long-term shareholder value.

*Commitment:*
# Sustainable Forestry

After decades of managing our timberlands on a sustained-yield basis, Longview Fibre is committed to the national Sustainable-Forestry Initiative (SFI) Standard that is sponsored by the American Forest & Paper Association in which our company is a member. Development of our timberlands base in the Pacific Northwest began early with a 1943 acquisition of 80 acres near Cathlamet, Wash., and through numerous purchases has since grown into nine large tree farms managed under our Sustainable-Forestry Program.

Our silvacultural practices such as thinning are aimed at increasing productivity by protecting forest health and minimizing threats from fire and insects.



*Computerized timber Geographic Information System (GIS) provides comprehensive mapping that is vital for Longview Fibre's intensive forest-management program; GIS analyst Rusty Nance is digitizing forest-stand changes prior to mapping. GIS maps timber inventory, harvesting, streams, topography, and assists compliance with States' forest-practice regulations.*



*(right) Inventory forester Dan Fink records timber growth/yield data on a field computer in the Deer Island, Ore., Tree Farm at one of our Stand-Management Study Sites.*

Approximately 115 million trees have been planted in our Washington and Oregon timberlands in over a half-century of intensive reforestation by Longview Fibre. The majority of seedlings planted come from a Tree Improvement Cooperative, which produces seedlings that are genetically adapted to our timberlands. Substantially more trees are planted per acre annually than required by the States' regulations.

Longview Fibre biologists and foresters are involved in extensive ongoing stream-restoration, fish-recovery, and wildlife-habitat enhancement, which program provides technical expertise, in-stream structures and funding in cooperation with State agencies, sportsmen and environmental groups.

*Commitment:*

## Environmental Protection, Health & Safety

Longview Fibre's concern for the environment is a top priority, which is expressed through our continuous program of investing many millions of dollars in air, water, and solid-waste environmental controls to help assure company operations are in compliance with strict State and Federal regulations. Longview Fibre's environmental commitment extends into our timberlands, where stringent State forest-practices rules are met and surpassed.

Professionals on our environmental-services staff manage and monitor the Pollution-Prevention Program at the Longview mill and all other company operations, which includes comprehensive testing and analysis of emissions. Each facility has an environmental coordinator.

Implementation of additional improvements in our corporate-wide safety program began during 2003. Many employees are now completing Job-Safety Analysis and Job-Hazard Analysis. The company is starting the process of renewed training to improve our overall safety performance. Throughout Longview Fibre there is a commitment to enhance safety by changing behavior to further reduce accidents.



***Environmental samples are analyzed in Longview central laboratory for any trace-levels of various elements in air, water and solid-waste on atomic absorption spectrometer by Colleen Roulette, lab technician.***



***Al Whitford, environmental services manager, checks company's fish-conservation enhancement operation at Longview mill that assists overall Columbia River salmon-recovery effort. Four traveling fish-screens at this special freshwater-inlet station prevents fingerlings from entering mill's water-supply system.***

# Summary Discussion & Analysis of the Statement of Income

### 2003 Compared With 2002

- Earnings increased from $5,133,000 to $5,354,000.
- Mill operation was at about 70% of capacity.
- Timber profits decreased from $71,212,000 to $64,145,000 due to a decrease in log volume sold, partially offset by a 3.5% increase in export log prices.
- Paper and paperboard results increased from $(18,214,000) to $(10,780,000) due to increased volume and price, energy management, lower costs and no power sales in 2003.
- Converting results increased from $(12,721,000) to $(8,763,000) due to improved productivity, lower transfer costs from the Longview mill, increased average prices and no power sales in 2003.
- Interest expensed decreased from $44,858,000 to $43,099,000 due to decreased debt.

### 2002 Compared With 2001

- Earnings declined from $24,667,000 to $5,133,000.
- Mill operation was at about 73% of capacity.
- Timber profits increased from $65,238,000 to $71,212,000 due to an increase in log volume sold, partially offset by a decrease in average log prices.
- Paper and paperboard profits declined from $2,173,000 to $(18,214,000) due to an increase in the cost of OCC, energy and the allocation of losses from the sale of energy.
- Converting profits declined from $8,336,000 to $(12,721,000) due to reduced volume, increased transfer cost from the Longview mill and the allocation of losses from the sale of energy.
- Interest expensed increased from $39,626,000 to $44,858,000 due to increased interest rates.

# Sales, Net Income

| ($'s in thousands except per share) | Years Ended October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Sales | $ 773,337 | $ 769,281 | $ 875,955 |
| % Change | 1% | (12)% | — |
| Net income | 5,354 | 5,133 | 24,667 |
| % Change | 4% | (79)% | (34)% |
| Per share | 0.10 | 0.10 | 0.48 |
| % Change | — | (79)% | (34)% |

# Sales, Net Income Classified

(with interest and taxes allocated)

| | % of Sales | | | % Income to Sales (including power allocations) | | |
|---|---|---|---|---|---|---|
| | Years ended October 31 | | | Years ended October 31 | | |
| | 2003 | 2002 | 2001 | 2003 | 2002 | 2001 |
| Timber | | | | | | |
| Domestic | 15.8% | 16.4% | 12.2% | 18.0% | 18.6% | 15.6% |
| Export | 5.3 | 6.0 | 6.2 | 45.7 | 39.9 | 37.6 |
| Paper and paperboard | | | | | | |
| Domestic | 18.4 | 16.5 | 15.4 | (1.3) | (2.3) | 5.1 |
| Export | 7.8 | 6.2 | 6.9 | (25.1) | (28.7) | (23.1) |
| Converted products | 52.7 | 54.3 | 50.5 | (5.7) | (5.7) | (1.6) |
| Power | — | 0.6 | 8.8 | | | |
| Total | 100.0% | 100.0% | 100.0% | 0.7% | 0.7% | 2.8% |

# Longview Fibre Company

## Directors

| | SINCE | AGE |
|---|---|---|
| Robert B. Arkell***<br>*Vice President-Industrial Relations and General Counsel* | 1986 | 73 |
| David L. Bowden*<br>*Senior Vice President-Timber* | 1990 | 68 |
| M. Alexis Dow, CPA**<br>*Elected Auditor, Metro Regional Government Portland, Oregon* | 1988 | 54 |
| Michael C. Henderson**<br>*Chairman, Albina Community Bank Portland, Oregon**** | 2001 | 57 |
| John R. Kretchmer**<br>*Chief Executive Officer, American Licorice Company Bend, Oregon* | 1997 | 45 |
| Lisa J. McLaughlin<br>*Senior Vice President-Finance, Secretary and Treasurer* | 1992 | 48 |
| Robert E. Wertheimer*<br>*Retired Executive Vice President* | 1956 | 75 |
| David A. Wollenberg<br>*President, The Cortana Corporation Menlo Park, California* | 1979 | 56 |
| Richard H. Wollenberg*<br>*President & Chief Executive Officer**** | 1995 | 50 |
| Richard P. Wollenberg*<br>*Chairman of the Board* | 1946 | 88 |

* *Executive Committee Member*
** *Audit Committee Member*
*** *Nominating/Corporate Governance Committee Member*

## Corporate Officers

Richard H. Wollenberg
*President & Chief Executive Officer*

Richard P. Wollenberg
*Chairman of the Board*

Richard J. Parker
*Senior Vice President-Production and Mill Manager*

David L. Bowden
*Senior Vice President-Timber*

Lisa J. McLaughlin
*Senior Vice President-Finance, Secretary and Treasurer*

Ken D. Gettman
*Senior Vice President-Container Group*

Robert B. Arkell
*Vice President-Industrial Relations and General Counsel*

Terry T. Brandon
*Assistant Secretary, Assistant Treasurer*

Alvin G. Higgens
*Assistant Treasurer*

Wade C. Boyd
*Assistant Secretary*

*All located at Longview, Washington except Ken D. Gettman, Seattle, Washington*

# Shareholder Information

**Corporate Headquarters**
Longview Fibre Company
300 Fibre Way
Longview, Washington 98632
(360) 425-1550

**Wholly-Owned Subsidiary**
Longtimber Company of Oregon

**Transfer Agent**
For services regarding your account such as change of address, lost certificates or dividend checks, change in registered ownership, write or call:

LaSalle Bank, NA
Attention: Corporate Trust Operations
135 South LaSalle Street, Room 1811
Chicago, IL 60603
1-800-246-5761

**Stock Exchange Listing**
Common shares (symbol: LFB) are traded on the New York Stock Exchange (NYSE).

**Annual Meeting**
The next annual meeting of shareholders will be held at 9:00 a.m., Tuesday, March 2, 2004 at the Monticello Hotel, 1405 17th Ave., Longview, Washington.

**Investor Relations**
For further information on Longview Fibre Company, investors should contact Investor Relations at corporate headquarters. Annual Report copies, Proxy Statements and other information are available. Also see our website: www.longviewfibre.com

**Independent Accountants**
PricewaterhouseCoopers LLP

# Selected Financial and Other Data

| (dollars in thousands except per share) | 2003 | 2002 | 2001 |
|---|---|---|---|
| **STATEMENT OF INCOME** | | | |
| Net sales | $ 773,337 | $ 769,281 | $ 875,955 |
| Timber | 163,000 | 172,178 | 161,129 |
| Paper and paperboard | 202,549 | 174,920 | 195,765 |
| Converted products | 407,788 | 417,451 | 441,975 |
| Power | — | 4,732 | 77,086 |
| Cost of products sold, including outward freight | 656,581 | 657,434 | 728,062 |
| Gross profit | 116,756 | 111,847 | 147,893 |
| Selling, administrative and general expenses | 72,154 | 71,570 | 72,146 |
| Operating profit | 44,602 | 40,277 | 75,747 |
| Timber | 64,145 | 71,212 | 65,238 |
| Paper and paperboard (including allocated power profits) | (10,780) | (18,214) | 2,173 |
| Converted products (including allocated power profits) | (8,763) | (12,721) | 8,336 |
| Interest expensed | (43,099) | (44,858) | (39,626) |
| Other income | 7,051 | 7,914 | 1,546 |
| Income (loss) before income taxes | 8,554 | 3,333 | 37,667 |
| Provision for income taxes | 3,200 | (1,800) | 13,000 |
| Net income (loss) | 5,354 | 5,133 | 24,667 |
| **PER SHARE** | | | |
| Net income (loss) | $ 0.10 | $ 0.10 | $ 0.48 |
| Dividends | 0.04 | 0.03 | 0.48 |
| Earnings reinvested in the business | 0.06 | 0.07 | — |
| Shareholders' equity at year-end | 8.46 | 8.40 | 8.33 |
| Average shares outstanding (thousands) | 51,077 | 51,077 | 51,152 |
| Shares outstanding at year-end (thousands) | 51,077 | 51,077 | 51,077 |
| **BALANCE SHEET DATA** | | | |
| Total assets | $1,255,404 | $ 1,306,442 | $ 1,324,448 |
| Working capital | 40,609 | 37,116 | 38,059 |
| Capital assets | 939,107 | 989,293 | 1,025,833 |
| Deferred tax liabilities - net | 195,410 | 191,742 | 184,947 |
| Long-term debt | 463,003 | 510,195 | 540,400 |
| Shareholders' equity | 432,307 | 428,996 | 425,395 |
| **OTHER DATA** | | | |
| Sales: Logs, thousands of board feet | 259,466 | 278,166 | 235,053 |
| Lumber, thousands of board feet | 95,565 | 93,893 | 99,919 |
| Paper, tons | 280,919 | 243,946 | 251,751 |
| Paperboard, tons | 92,353 | 79,885 | 105,961 |
| Converted products, tons | 505,797 | 519,652 | 535,183 |
| Logs, $/thousand board feet | $ 503 | $ 509 | $ 548 |
| Lumber, $/thousand board feet | 340 | 327 | 323 |
| Paper, $/ton FOB mill equivalent | 569 | 568 | 590 |
| Paperboard, $/ton FOB mill equivalent | 346 | 328 | 348 |
| Converted products, $/ton | 806 | 803 | 826 |
| Primary production, tons | 838,216 | 872,536 | 954,328 |
| Employees | 3,250 | 3,500 | 3,700 |
| Funds: Used for plant and equipment | $ 31,815 | $ 40,382 | $ 115,530 |
| Used for timber and timberlands | 4,970 | 3,584 | 4,101 |

| 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 |
|---|---|---|---|---|---|---|---|
| $ 876,298 | $ 774,349 | $ 753,244 | $ 772,845 | $ 822,722 | $ 985,515 | $ 790,874 | $ 689,551 |
| 161,586 | 170,992 | 166,037 | 186,814 | 186,405 | 207,735 | 197,978 | 166,822 |
| 255,025 | 226,330 | 193,154 | 196,192 | 191,730 | 294,883 | 210,823 | 177,951 |
| 451,195 | 377,027 | 394,053 | 389,839 | 436,490 | 469,424 | 368,976 | 332,942 |
| 8,492 | — | — | — | 8,097 | 13,473 | 13,097 | 11,836 |
| 712,547 | 646,058 | 669,074 | 664,172 | 660,840 | 782,333 | 663,300 | 558,689 |
| 163,751 | 128,291 | 84,170 | 108,673 | 161,882 | 203,182 | 127,574 | 130,862 |
| 66,786 | 60,683 | 62,579 | 61,272 | 57,096 | 55,408 | 50,778 | 46,289 |
| 96,965 | 67,608 | 21,591 | 47,401 | 104,786 | 147,774 | 76,796 | 84,573 |
| 69,438 | 83,207 | 74,470 | 101,740 | 104,449 | 121,738 | 111,907 | 101,471 |
| 6,472 | (4,114) | (13,009) | (5,143) | 1,436 | 3,115 | (19,659) | (5,908) |
| 21,055 | (11,485) | (39,870) | (49,196) | (1,099) | 22,921 | (15,452) | (10,990) |
| (40,115) | (38,703) | (39,935) | (31,613) | (29,506) | (29,447) | (24,384) | (22,772) |
| 2,097 | 2,579 | 4,192 | 3,706 | 11,584 | 1,912 | 1,902 | 1,287 |
| 58,947 | 31,484 | (14,152) | 19,494 | 86,864 | 120,239 | 54,314 | 63,088 |
| 21,300 | 11,500 | (7,500) | 6,800 | 30,500 | 44,200 | 20,900 | 22,800 |
| 37,647 | 19,984 | (6,652) | 12,694 | 56,364 | 76,039 | 33,414 | 40,288 |
| | | | | | | | |
| $ 0.73 | $ 0.39 | $ (0.13) | $ 0.25 | $ 1.09 | $ 1.47 | $ 0.64 | $ 0.78 |
| 0.48 | 0.28 | 0.54 | 0.64 | 0.64 | 0.60 | 0.52 | 0.52 |
| 0.25 | 0.11 | (0.67) | (0.39) | 0.45 | 0.87 | 0.12 | 0.26 |
| 8.38 | 8.14 | 8.03 | 8.70 | 9.10 | 8.65 | 7.80 | 7.69 |
| 51,677 | 51,677 | 51,677 | 51,691 | 51,731 | 51,787 | 51,861 | 51,785 |
| 51,577 | 51,677 | 51,677 | 51,677 | 51,706 | 51,751 | 51,830 | 51,882 |
| | | | | | | | |
| $1,276,690 | $1,212,753 | $1,263,343 | $1,260,903 | $1,197,280 | $1,153,823 | $1,022,049 | $ 944,373 |
| 42,378 | 68,001 | 55,318 | 40,381 | 50,974 | 42,559 | 35,761 | 34,308 |
| 981,937 | 947,359 | 1,004,837 | 1,013,361 | 951,137 | 906,586 | 815,509 | 767,130 |
| 171,518 | 153,945 | 142,827 | 141,623 | 135,106 | 119,205 | 103,234 | 97,693 |
| 490,900 | 495,900 | 547,018 | 498,137 | 426,255 | 409,374 | 366,492 | 327,486 |
| 432,042 | 420,463 | 414,949 | 449,506 | 470,412 | 447,899 | 404,253 | 398,795 |
| | | | | | | | |
| 209,460 | 229,839 | 234,799 | 218,122 | 242,770 | 262,357 | 249,718 | 212,339 |
| 93,035 | 84,513 | 76,251 | 65,220 | 32,563 | 32,277 | 35,721 | 24,735 |
| 297,935 | 241,221 | 221,141 | 201,675 | 206,739 | 259,232 | 235,591 | 226,130 |
| 182,644 | 240,295 | 139,509 | 177,244 | 129,005 | 212,211 | 180,685 | 95,660 |
| 550,070 | 499,815 | 523,734 | 548,019 | 542,093 | 571,589 | 549,044 | 505,681 |
| $ 613 | $ 605 | $ 598 | $ 724 | $ 719 | $ 753 | $ 743 | $ 745 |
| 357 | 378 | 336 | 443 | 367 | 313 | 352 | 347 |
| 580 | 565 | 610 | 638 | 664 | 698 | 592 | 608 |
| 384 | 333 | 353 | 332 | 356 | 489 | 336 | 311 |
| 820 | 754 | 752 | 711 | 805 | 821 | 672 | 658 |
| 1,048,167 | 1,015,839 | 902,924 | 957,562 | 904,943 | 1,058,325 | 968,244 | 821,603 |
| 3,750 | 3,650 | 3,700 | 3,900 | 3,900 | 3,800 | 3,750 | 3,500 |
| $ 99,642 | $ 29,237 | $ 73,054 | $ 139,727 | $ 127,558 | $ 138,613 | $ 81,544 | $ 53,256 |
| 6,532 | 3,541 | 15,622 | 15,716 | 3,822 | 35,046 | 43,494 | 4,700 |

# Our People and Technology make the difference.



*Essential in minimizing production down-time is predictive maintenance featuring vibration-analysis at Longview, which advance warnings save substantial costs in avoiding machine breakdowns. Millwright Rick Bryant tests bearings for vibration on #7 paper-machine's dryers, with equipment performance transmitted from his data-collector/mini-computer to a sophisticated computer system in the predictive-maintenance center.*



*Project hub of massive ongoing PeopleSoft EnterpriseOne software implementation includes Ron Domreis (front), engineering section leader-pulp mill, and (left foreground) systems-support specialist Debra Cantrell (standing) and Michelle Allen (right), purchasing buyer's assistant, working together to design company-wide application of the system.*

*(below) Keeping a close check on TEA-Kraft® roll inventory is Tom Johnson, warehouse supervisor, and Francy Sweet, a relief supervisor, at Longview. The company-wide inventory-reduction program is providing significant cost savings. TEA-Kraft, a niche product marketed worldwide, is a semi-extensible paper used for multiwall bags for cement and other products.*



*Supervisor Carol Ackerman changes a tape in the new Data Center installed in 2003. This is the heart of Longview Fibre's Information Technology operations.*





*Computerized shipping system helps expedite product to customers; warehouse shipper Joan Powell uses scanner to record paper rolls being loaded for truck shipment at Longview.*



# Our People and Technology make the difference.

*Production-run sample at a die-cutter is QualityOne inspected by Ruth Jackson at our Cedar City, Utah, container plant. Every Longview Fibre box-plant employee is considered a quality inspector.*

*(below) A production-sales team at Longview Fibre's Oakland, California, plant confers on press-proof check of 7-color/UV-finish holiday containers for packaging oranges: Alexandro Rojel (left), general supervisor-production; Desmona Armstrong, customer-service representative; and Dennis McAuliffe, sales representative. "Wall of wine" display features multi-color, high-quality containers; packaging for California's wine industry is a specialty at our Oakland facility.*



CHANDON
SAN SIMEON
CORBETT CANYON
BLOSSOM HILL
BV
GEORGES DE LATOUR
KORBEL
BRANDY
FOXHORN
Cambria
BOGLE
BOGLE VINEYARDS
Sunkist
Christmas Navel Oranges
Oranges Navel de Noël



Quality containers and displays start with quality corrugated sheets such as produced on this retooled corrugator at our Minneapolis, Minnesota, plant. Supervisor David Cichy checks corrugator, which has an increased width to 98", computerized monitoring system and other improvements.

Statistical process control (SPC) is a major part of our container QualityOne Program, which checks and rechecks manufacturing-process steps. Ray Curtis, a Spanish Fork finishing supervisor, reviews SPC information for customer order.



Hi-tech container manufacturing at our large dual-corrugator plant at Yakima, Wash., includes this computer-controls center where corrugator operator Bill Butler checks production records.



High-speed converting at Longview Fibre's container plants features advanced flexo folder-gluers with 4-color printing and precision die-cutting. This new in-line equipment at our Spanish Fork, Utah, plant, operated by Kirk Rudd, provides added versatility to benefit customers.



Computerized ink-blending labs at our container plants, like this Cedar Rapids, Iowa, facility operated by ink blender Kevin Raddatz, assures customers of color consistency and accurate match.

## Our People and Technology make the difference.



*Latest-in-industry computerized controls for "K1", one of pair of 1,000 tons-per-day Kamyr continuous pulp digesters, enables operator Cassie Cader to accurately monitor process at Longview mill. The new controls system was a 2003 investment.*



*Working on a plant-information system that provides tens-of-thousands of process-control data points to our production supervisors and management are Lewis Lanham, Jr. (front), associate programmer, and Daryl Warren, systems analyst.*



*Computerized optimizer at Leavenworth sawmill scans each board for proper trimming and rejects those not meeting our standards; Derry Darlington operates trimmer-optimizer.*



*Electrical engineers Thi Nguyen (front) and Edmundo Arevalo monitor electrical drive and controls in the power center that services #7 paper machine, which was rebuilt in 2003.*



**These are just a few of our valued employees at work in various operations around the company. At Longview Fibre our employees do make the difference.**

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

# FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended October 31, 2003**

**Commission File No. 0-1370**

# LONGVIEW FIBRE COMPANY

*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Washington** | **91-0298760** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **300 Fibre Way, Longview, Washington** | **98632** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**(360) 425-1550**

*(Registrant's telephone number)*

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $1.50 Ascribed Value | New York Stock Exchange |
| Rights to purchase Common Stock | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**

**None**

*(Title of Class)*

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [X] No [ ]

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant computed by reference to the closing price of such common equity as of April 30, 2003, was $314,456,478. For purposes of this computation, all executive officers and directors of the registrant have been deemed affiliates. This shall not be deemed an admission that such persons are affiliates.

The number of shares outstanding of the registrant's Common Stock, $1.50 Ascribed Value per share, as of December 31, 2003 was 51,076,567 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference portions of the Company's Notice of Annual Meeting of Shareholders and Proxy Statement to be filed in connection with the Company's Annual Meeting of Stockholders to be held March 2, 2004.

# LONGVIEW FIBRE COMPANY
**FORM 10-K**

**TABLE OF CONTENTS**

*This Annual Report on Form 10-K contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as may, will, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the "Factors That May Affect Our Future Operating Results" below. These factors, as well as others, may cause our actual results to differ materially from any forward-looking statement. (See Forward-Looking Statements.)*

*Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this annual report to conform such statements to actual results or to changes in our expectations.*

## *Item 1. Business*

### General

Longview Fibre Company is a publicly held forest, paper and packaging products company engaged in three primary businesses: the ownership and management of timberlands in Oregon and Washington, which principally produce logs for sale; the ownership and operation of a pulp and paper mill, which produces kraft paper and paperboard; and the ownership and operation of converting plants, which produce finished products such as corrugated containers, specialty packaging and merchandise bags.

We commenced operations in Longview, Washington in 1927 with a single paperboard machine to produce paper products. Since our inception, we have continued to expand our operations and currently own what we believe is one of the world's largest pulp and paper making complexes, 17 converting plants in 12 states and significant holdings of valuable timberlands in the Pacific Northwest composed of approximately 570,000 acres of timberlands.

Longview Fibre Company was incorporated in the State of Washington in 1990 as a successor to a company of the same name incorporated in the State of Delaware in 1926.

### Products

We are a forest, paper and packaging products company engaged in three primary businesses: timber, paper and paperboard, and converted products.

The following table sets forth the relative contribution to net sales of each of our segments (including allocated sales of power).

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Timber | 21% | 22% | 19% |
| Paper and Paperboard | 26% | 23% | 26% |
| Converted Products | 53% | 55% | 55% |

Please see Note 7 of Item 8 of Part II of this Form 10-K for financial information about industry segments and export sales.

### Timber

We own and manage approximately 570,000 acres of timberlands in nine tree farms in Oregon and Washington that contain an estimated 4.2 billion board feet of 30-year-old and older timber. Approximately 60% of our specie mix is Douglas Fir, which is a premium species of softwood primarily used in residential and commercial construction. During fiscal year 2003, 68.6% of our log net sales were to domestic customers consisting of approximately 65 independent sawmills and plywood plants, with the balance exported primarily to Japan. We believe we are the second largest U.S. exporter of logs to the Japanese market. We realize a significant price premium on the logs we sell into that market.

We also operate a sawmill near Leavenworth, Washington that processes logs into lumber, wood chips and various by-products for domestic and Pacific Rim construction and other markets. This sawmill uses logs from one of our tree farms, and also produces wood chips for use at our pulp and paper mill in Longview, Washington. In addition, we maintain four log chipping operations principally located in Washington and Oregon. We supply these chipping facilities with lower-quality timber, also known as pulpwood, that would command relatively low prices if sold as logs to sawmills, and we also purchase pulpwood from third parties. We process the wood chips for pulp for our Longview mill. Our timber is harvested by independent logging contractors.

In addition to the docks on the Columbia River at our Longview complex, we have close access to the Port of Longview on the Columbia River that allows us to conveniently ship our logs, paper and paperboard to our overseas customers.

**Timberlands.** We believe that our timber resources represent significant value and will remain an important contributor to our continued success. Over 90% of our timber is softwood such as Douglas Fir and Hemlock that, because of their long fiber, strength and flexibility, are generally preferred over hardwoods for construction lumber and plywood. Our timberlands have primarily second or third growth timber, a substantial amount of which is easily accessible given the moderate terrain and extensive road systems where our timber is located. Approximately 85% of our timberlands are located west of the Cascade Mountains in Oregon and Washington. The remaining 15% of our timberlands are in eastern Oregon and Washington.

We believe our timberlands are well diversified by age and advantageously dispersed geographically throughout the states of Oregon and Washington. The well-balanced age distribution of our timber reduces the likelihood of a significant interruption in timber supply. Our timberlands span the two states on 675 non-contiguous parcels with an average parcel size of approximately 843 acres, the largest of which is approximately 40,000 acres, which reduces our risk of significant loss due to forest fires, disease and other natural disasters. As a matter of policy, we have consistently acquired timberlands to increase our inventory when available at acceptable prices reflecting the site, quality of timber and growing stock.

As a substantial U.S. timberland owner, we believe we are positioned to benefit from the reduction in the availability of U.S. federal timber for harvesting. The federal government has curtailed the harvesting of timber in response to heightened environmental concerns. This curtailment is pronounced in the Pacific Northwest due to concern over threatened and endangered wildlife species such as the spotted owl, marbled murrelet and salmon. We believe that the governmental forest management emphasis on timber resource conservation and habitat preservation has added to the value of our private timberlands. However, a recently executed Presidential Executive Order allows for thinning of federal forests for fire prevention purposes. We believe that the thinning will only add small diameter logs from the East side of the Cascade Mountains to the market. We expect most of the wood in Washington and Oregon will be pine and other white woods that should not significantly affect the value of our logs. We believe there will be three significant benefits to us from the fire prevention policy: First, the policy will reduce the chance of fires on federal lands that could spread on to our lands. Second, the policy will add availability of some small diameter logs in Washington state for use in our Leavenworth, Washington sawmill. And third, we believe a large portion of the thinnings will be pulpwood logs that will add to the available chip supply in the Pacific Northwest.

**Timber Resource Management.** We maintain a conservative forest management plan that seeks to enhance timber growth and quality in our timberlands while simultaneously meeting or exceeding environmental requirements. We view our timberland holdings as assets with substantial value apart from our manufacturing facilities and manage the timberlands on a "sustained yield" basis; that is, we harvest levels of timber that can be sustained into perpetuity due to natural growth and our reforestation efforts. Up until the recent past, we operated our timberlands on a sustained yield basis with rotations, or age of the timber when cut, of approximately 60 years. We are now managing towards a 50-55 year average rotation age. This rotation level should yield more logs of the size desired in the domestic market and, therefore, better optimize the long-term revenues from our timberlands. Timber growth rates and existing age class distribution are important variables for a forest products company as they ultimately determine how much timber can be harvested. More accelerated growth rates and proportionally larger acreage of older age classes permit larger annual harvests. Growth rates vary depending on species, location, age and forestry practices.

We can harvest approximately 275-280 million board feet of merchantable timber per year from our timberlands on a sustained yield basis, based on our average 50-55 year rotation. Under this sustained yield rotation, our inventory of mature, standing timber 30-years old and older would remain at approximately 4.2 billion board feet in perpetuity. Our timber harvest plans are principally based on forecasted demand, price and the availability of timber from external sources. These harvest plans are reviewed several times throughout the year and revised at least annually, and are sufficiently flexible to permit modification in response to fluctuations in the log market.

During fiscal year 2003 we decided to begin reducing harvest levels from the increased level of fiscal year 2002, during which we temporarily increased harvesting to improve cash flow. Harvest levels were further restricted by unusually dry weather conditions in the third quarter of fiscal year 2003.

Our timber operations involve forest management, harvesting operations and ongoing reforestation. We employ a professional team of foresters and engineers who lead these activities. Proper management of the forest cycle includes preparing land for reforestation, pre-commercial and commercial thinning, fertilizing and harvesting mature trees. The majority of seedlings planted on our lands are developed through our forest genetics tree-improvement program.

Our forestry practices vary by geographic region and depend upon factors such as soil productivity, weather, terrain, tree size, age and density. Forest stands are thinned and fertilized periodically to improve growth and stand quality until they are harvested. We typically reforest within one year of harvest, thereby continuing our balanced distribution of age classes. Any deficiency in a particular age class is managed by maintaining adequate harvestable inventory levels of other age classes and through acquisitions of standing timber within that age class. A balanced distribution of age classes will tend to provide a more regular source of cash flow, as the various timber stands reach their harvestable age. We actively use pre-commercial and commercial thinning, which is the practice of harvesting immature and lower-value trees in order to maximize the long-term value of our timberlands and generate incremental cash flow. In addition to providing another source of wood chips, we believe that thinning improves the overall productivity of our timberlands by enhancing the growth of the remaining trees.

Timber harvest timing depends in part on growth cycles and in part on economic conditions. Growth cycles for timber tend to change over time as a result of technological, biological and genetic advances that improve forest management practices. We continue to develop our forest management operations to benefit from such advances to improve timber yields.

**Sales and Customers.** As a steady supplier of timber for over 40 years, we have cultivated and established long-standing relationships with many of our timber customers. The majority of our domestic sales are to independent sawmills and plywood plants within a reasonable hauling distance from our timberlands. Our exports are principally to Japan through sales to U.S. exporters or directly to foreign importers. Sales are generated mostly through long-standing relationships, generally at negotiated market prices. In fiscal year 2003, no sales were made pursuant to long-term contracts. During fiscal year 2003, our top 5 customers, including exporters, accounted for approximately 40% of our timber net sales, which represented approximately 8% of our total net sales. Our largest customer accounted for approximately 12% of our segment net sales during this period, which represented 2.6% of our total net sales.

**Paper and Paperboard**

We produce our high-quality kraft paper and paperboard at our Longview, Washington mill, which we believe is one of the world's largest pulp and paper making complexes with an aggregate annual paper and paperboard capacity in excess of 1 million tons. Based on production capacity, we believe we are North America's second-largest unbleached kraft paper manufacturer. Our mill complex is located on 358 acres with deep water frontage on the Columbia River, and has connections with two transcontinental railroads as well as close access to the main north-south interstate on the West Coast. We produce a wide variety of paper and paperboard at our mill, including corrugating medium and linerboard, which are combined to make corrugated containers; kraft paper; and heavier grades of paper for multi-wall shipping sacks used by the agricultural, pet food, chemical and cement industries.

We have established a reputation for manufacturing strong, high-quality paper and paperboard using a variety of fibers for superior packaging products. We produce most of our high-quality kraft pulp through the use of what we believe to be two of the world's largest continuous pulp digesters. These high-efficiency Kamyr brand digesters break down wood chips into wood pulp that can then be used to make paper and related products. Purchased bleached pulp and pulp from sawdust and old corrugated containers, "OCC," provide the balance of our pulp. Approximately 27% of the pulp that we used in fiscal year 2003 was from OCC, which makes our paper and paperboard products more attractive to an increasingly environmentally conscious public.

**Manufacturing.** We have continuously upgraded and expanded our paper mill to produce higher-quality paper more quickly and economically. Our mill consists of one pulp mill and twelve paper machines with more than 3,200 tons average daily paper and paperboard production capacity. Our rated annual paper and paperboard production capacity exceeds 1 million tons.

To balance the mill-to-market demand for our products and the availability of raw materials at acceptable prices, we have been running only our nine most efficient machines and not running batch digesting in our pulp mill.

Most of the paper mill's pulp is produced by the kraft process, in which raw material fibers from wood chips are cooked under pressure in a chemical mixture in vessels called digesters. The kraft process is widely considered to be the most desirable process for making pulp because it produces paper and paperboard with high structural strength due to the relatively longer fibers in the pulp. Our fully automated digesters can produce large quantities of unbleached pulp and feature an energy- and chemical-efficient pulping process. In addition to digesting our own unbleached pulp, we purchase bleached pulp from third parties and process recycled material into pulp. Pulp is then refined, diluted and subsequently fed into our paper machines to be made into paper.

The kraft process is an expensive method of producing pulp and is economically feasible only through energy conservation and efficient recovery and reuse of pulping chemicals. Accordingly, we recycle used chemicals both to produce heat and to be reused in the digesters for additional pulp making. We also continue to pursue computer-controlled process automation to improve mill energy conservation, process control and quality. Our continuous Kamyr digesters use only half the energy used by batch digesting, another widely employed pulping process. The design and development efforts of a professional staff of more than 50 engineers and chemists contribute significantly to all phases of pulp and paper making.

The flexibility of our paper machines enables us to focus on individual customer needs by developing customized grades for specific product requirements and enable us to rapidly adjust to market conditions. We currently have several swing machines that can produce paper or paperboard. In addition, paper machines of various trim widths and capabilities have been added periodically, while our smaller machines have been utilized to make small lots of specialty paper and paperboard.

We have engaged a third-party consulting group to assist us with our corporate business process improvements, or BPI, initiative. The BPI initiative has helped us implement new procurement practices to take advantage of our buying power corporate wide, reduce our reliance on higher cost natural gas by using more of a lower cost biomass alternate fuel, reducing inventories while improving customer service, reduce hourly employment across our manufacturing segments by 155 in the past 12 months, and we are now mid-way in our implementation of system enhancements of the PeopleSoft EnterpriseOne ERP project. The new procurement practices have helped leverage our buying power by consolidating purchases of commodity items and reducing the number of vendors and transactions. Additionally, we will focus on increasing overall efficiency through workforce reduction and, if necessary, possible closure or curtailment of non-competitive facilities, reallocation of production to different production facilities, and implementation of a strategy to reduce energy consumption by better utilizing existing capacity.

**Raw Materials and Suppliers.** Our mill's advanced technology combined with our papermaking flexibility enables us to use virtually all species of Pacific Northwest wood, including various firs, pines, cedars, hemlock and hardwoods. Our raw material fibers come primarily from purchased wood chips and sawdust with important contributions from fiber reclaimed from post-consumer and post-industrial waste such as OCC and purchased bleach pulp from a variety of sources. In addition to the wood chips and sawdust that we purchase, we source raw materials from our own sawmill at Leavenworth and our four log chipping facilities. Our chip operations are located in Washington and Oregon. Residual wood chips and sawdust are also supplied by many of our timber customers who generate these residuals from logs purchased from us.

During fiscal year 2003, approximately 9% of our fiber requirements were generated from internal operations, and approximately 31% were generated from recycled materials. The remainder of our fiber came from more than 65 chip suppliers composed of sawmills, plywood plants and whole log chipping facilities primarily located in Washington, Oregon, Idaho and Montana within a 1,300-mile radius of our Longview mill. Actual sourcing levels vary with market conditions. We can receive over 30 rail cars, as many as 300 truckloads and a number of barges full of wood chips at the mill daily. In addition, approximately 21% of our fiber is from wood chips that we purchased at market prices from sawmills to which we also sell our logs. We believe our stable historical relationships with these mills result in a dependable supply of wood chips from them. We purchase bleached pulp from various sources and have an arrangement to purchase pressed bleached pulp (which has not been dried) from a nearby mill that has excess capacity. We continue to broaden our raw material supply and reduce fiber costs by increased recovery of wastes and use of OCC, which has been made possible through ongoing plant and machine upgrades.

**Sales and Customers.** We continue to emphasize quality, service, continuity and design of our paper and paperboard products to meet our customer needs. We have been engaged in a long campaign to increase the production of value-added specialty and custom paper grades and broaden our product lines. Our paper products are sold by our sales forces located in Walnut Creek, California; Longview, Washington; Milwaukee, Wisconsin; and Atlanta, Georgia, or through paper merchants. In fiscal year 2003, our converted products segment obtained approximately 94% of its paper and paperboard requirements from our Longview mill, representing approximately 61% of total mill production, (either by direct shipment from our mill or from shipments under barter or buy/sell agreements). We sell the remaining mill production to a small number of export customers and a large number of geographically dispersed domestic customers. Less than 5% of our fiscal year 2003 net sales were made pursuant to long-term contracts.

Where possible, we develop products in conjunction with our customers and enter into long-term relationships. Within our paper and paperboard segment, approximately 19% of our segment net sales during fiscal year 2003 were from our specialty TEA-Kraft® paper, a highly rupture-resistant multi-wall bag used in the agriculture, pet food, chemical and cement industries. Excluding sales to our converting plants, during fiscal year 2003, our top 5 customers accounted for approximately 43% of our paper and paperboard net sales. These customers represented approximately 11% of our total net sales. Our largest paper and paperboard customer, an exporter who resells our products to a number of smaller customers, accounted for approximately 19% of our total segment net sales during this period, which represented approximately 5% of our total net sales. There were no other customers accounting for more than 10% of segment net sales.

**Converted Products**

We own and operate 17 converting plants located in 12 states that produce value-added corrugated containers, specialty packaging, creative point-of-purchase displays, handle shopping bags and merchandise bags. We are capable of producing containers in virtually any size, type, color and design, and we believe that we have established a reputation for high-quality products and services. With our advanced technologies, we are able to produce products with high-quality six color graphics printed directly on corrugated material using our computerized ink-blending expertise. We also produce complex structural designs. Our corrugated containers are typically used for packaging of items such as fresh and frozen fruits and vegetables, juice, wine, beer, appliances, furniture, toys and electronics. Virtually all of our products in this segment are sold to domestic customers.

In addition to manufacturing standard corrugated shipping containers, our container products include solid-fiber boxes, containers with specialty folding-gluing characteristics and a full line of jumbo boxes in a variety of sizes.

We also produce Liquiplex®, a family of bulk-liquid disposable bins available in sizes up to 330-gallons, as well as a number of different types of consumer bags including handle shopping bags, merchandise bags and other specialty bags. Similar to boxes, bags are produced according to customer specifications in a variety of colors, sizes and shapes, complete with exacting printing of designs or promotional messages.

**Manufacturing.** Our commitment to automation and improvements in plant and equipment is evidenced by our investments to modernize our facilities and equipment. Investments in newer technology have produced a variety of capabilities including high-speed corrugating, high-quality graphics printing and other precise box finishing. As a result, we believe our converting facilities are some of the best-equipped in the United States, capable of producing corrugated containers and merchandise bags in virtually any size, shape and design based on customer needs.

We have an ongoing process standardization initiative for order entry, production scheduling, shipping and inventory control at our converting plants which involves taking "best practices" from each of our plants and applying them to our other plants. We believe this initiative has resulted in a number of improvements, including more efficient production, inventory management and on-time order fulfillment. We also believe that our BPI initiative has resulted in cost savings and efficiencies in our converted products operations similar to those in our paper and paperboard segment.

Of our 17 converting plants: 4 are sheet plants that fashion corrugated sheets obtained from our corrugator plants into finished products; 11 are corrugator plants that, in addition to converting corrugated sheets into finished products, can also produce corrugated sheets from corrugating medium and linerboard; and 2 are bag plants. Our West Springfield corrugator plant was converted to a sheet plant in January, 2003. We do not operate any sheet-feeder plants. See "Properties" for the locations of our converting plants.

**Raw Material Sources and Supply.** The principal raw material used by our converting plants is paper and paperboard. Our converting plants receive approximately 94% of their paper and paperboard from our Longview mill either directly, through barter arrangements or through buy/sell arrangements whereby one of our converting plants acquires paper and paperboard from a third party's paper mill that is geographically closer to it than our Longview mill, and in return, our mill supplies paper and paperboard to the third party's converting plant.

**Sales and Customers.** Sales of converted products are made directly to end users, as well as through jobbers. Each plant has its own sales force that reports to a full-time sales manager for that location. Both sales managers and plant managers in turn report to regional divisional managers. We have approximately 90 full-time direct sales employees in our converted products segment.

We sell our converted products to approximately 3,500 customers nationwide. We maintain long-standing relationships with many of our customers, some of whom have purchased from us for over 50 years. Although we have large account customers with whom we have established relationships, we seek to focus on market-niche business opportunities where we add value through service, customized design, and specialty product capabilities. We believe we often encounter less competition in pursuing those opportunities, as many of our larger competitors do not find such specialty niches to have the volume of production that would make this business attractive to them. Our vertical integration with, and the process flexibility of, our Longview mill allow us to quickly and efficiently respond to our customers' changing needs.

During fiscal year 2003, our top 5 customers accounted for approximately 28% of our converted products net sales, with no customer accounting for more than 10% of segment net sales. The top 5 customers represented approximately 15% of our total net sales and our largest customer represented approximately 5% of our total net sales. Approximately 15% of our net sales were made pursuant to long-term contracts.

### Energy

Our Longview mill contains six steam-driven turbine generators and one natural gas-fired co-generation facility, all of which are capable of producing electric power. The steam-driven generators generally have a combined capacity to produce 40 megawatts of power and the co-generation facility generally has a capacity to produce 60 megawatts of power. Under current contract, we have agreed with the local power utility district to use all of our steam-driven generator capacity for internal use and, except under limited circumstances, sell all of our power produced from our co-generation facility into the market. Our future decisions regarding electric power generation, including the extent to which we operate our co-generation facility and sell into the market, will change from period to period based on market conditions and our own power requirements. We do not expect sales of power to meaningfully contribute to our results in the coming year.

### Competition

We compete to varying degrees with a number of U.S. and foreign forest, paper and packaging products companies in different product lines and in different quality segments within each product line. Each segment in which we compete is highly competitive. We compete on the basis of price and reputation, which we support through our product consistency, modern facilities, highly trained workforce, manufacturing and delivery flexibility and experienced field sales force.

There are numerous large timber suppliers in the United States for the domestic and export markets and these suppliers compete on the basis of price and quality. Ranked on the basis of annual board feet, Weyerhaeuser Company was the largest domestic producer and exporter of timber in 2003. We believe we were the second largest U.S. exporter of logs to the Japanese market in 2003.

Our paper and paperboard segment primarily competes in the highly-concentrated U.S. unbleached kraft paper market. The 10 largest U.S. producers of kraft paper comprised approximately 80% of industry capacity. International Paper was the largest producer in 2003, based on industry capacity, and we believe we were the second largest. Abroad, we compete with many domestic producers as well as with foreign competitors such as Eurocan and Canadian Forest Products. Competition in the unbleached kraft paper market is primarily based on price, service and quality.

In the world paperboard market we compete with many of the same foreign and domestic paper producers. We believe Smurfit-Stone Container was the largest producer in 2003 based on industry capacity. The paperboard market competes primarily in the same manner as does the paper market.

There are many competitors in the markets for our converted packaging products, including other large, vertically-integrated companies and numerous smaller companies. Although no single company is dominant in any particular market, we have significant competitors in this market, including Smurfit-Stone Container and Weyerhaeuser who are our main competitors. The packaging industry competes on price as well as design, quality and service, with varying emphasis on these factors depending on the product line. Due to the high cost of transporting corrugated containers, competition from foreign manufacturers does not have a significant impact on the corrugated container market in the United States.

We have listed below our principal competitors.

| Segments | Principal Competitors |
|---|---|
| Timber | Weyerhaeuser Corporation |
| | Plum Creek |
| | Guistina |
| | Menasha |
| | Campbell Group Managed Holdings |
| Paper and Paperboard | |
| Paper | International Paper |
| | Eurocan |
| | Canadian Forest Products |
| | Georgia-Pacific |
| | Smurfit-Stone |
| | Tolko |
| | Cascade |
| Paperboard | Smurfit-Stone |
| | Georgia-Pacific |
| | Weyerhaeuser Corporation |
| | International Paper |
| | Temple-Inland |
| Converted Products | Smurfit-Stone |
| | Georgia-Pacific |
| | Weyerhaeuser Corporation |
| | International Paper |
| | PCA |
| | Temple Inland |

## Regulation

The forest, paper and packaging products industries are highly regulated in the United States, subject to a variety of federal, state and local environmental, pollution control, and other laws and regulations.

Our forestry and manufacturing operations are subject to federal, state and local environmental laws and regulations relating to the protection of the environment, including laws relating to water quality, air quality, waste management, and hazardous substances. We believe that we are in substantial compliance with all relevant local, state and federal regulations. All of our facilities meet current regulatory standards in all material respects, and we believe we are operating in an environmentally responsible manner. We maintain environmental and industrial safety and health compliance programs and periodically conduct internal regulatory audits of our operations to monitor compliance with relevant laws and regulations. We continually review all known environmental exposures, including the costs of remediation. At the present time, we are not aware of any environmental liabilities that would have a material impact on our results of operations.

Environmental impacts at some of our facilities resulting from current and historic operations, and at certain third-party sites to which we sent hazardous substances for disposal or storage, require expenditures for remediation. Liability arising out of prior ownership or past operations is sometimes imposed without regard to causation or prior knowledge of contamination. Violations of environmental laws and regulations can subject us, and in certain cases have subjected us, to additional costs and expenses, including defense costs and expenses, and civil penalties. Violations of environmental laws and regulations can also subject us to criminal penalties.

In addition, the operations of our manufacturing facilities and timberlands are subject to the requirements of the federal Occupational Safety and Health Act and comparable state statutes relating to the health and safety of employees. We conduct internal safety audits to identify potential violations of law or unsafe conditions, and we believe that we are in material compliance with all applicable safety and health laws and regulations.

**Timberlands.** Operations on timberlands are subject to specialized statutes and regulations in the states of Oregon and Washington. These include Forest Practices Acts that address many timber growing, harvesting and processing activities, which in some cases require us to establish buffer, or "no cut," zones in or along environmentally sensitive areas. Other state laws and regulations control timber slash burning operations during fire hazard periods to protect air quality. State and federal statutes and regulations also have the direct and indirect effect of controlling logging activities, including ancillary road construction and maintenance activities, by testing these activities' affect on, among other things, water quality, endangered species, and certain ocean and inland shorelines or wetlands. Changes in these statutes and regulations, and related policies implementing them, including changes in enforcement policies or changes resulting from judicial actions or interpretations, can significantly affect local and regional timber harvest levels. For instance, in early 2002 an environmental group filed an action in Oregon, against the State Forester of the State of Oregon, that would, if successful, further restrict the use of private lands for timber harvesting in certain parts of the state where we own timberland. A similar lawsuit has been initiated in the State of Washington against forestry authorities there, alleging Endangered Species Act violations.

**Endangered Species.** The Federal Endangered Species Act and counterpart state legislation protect species threatened with possible extinction. Protection of endangered species habitat includes restrictions on timber harvesting and related activities. A number of species indigenous to the Pacific Northwest have already been protected under the Endangered Species Act, including the northern spotted owl, marbled murrelet, mountain caribou, grizzly bear, goshawk, bald eagle, and various anadromous fish species. Some of these species, including the northern spotted owl, marbled murrelet, and goshawk, are found in some of our timberlands, requiring us to refrain from harvesting some of our timberland resources. There can be no assurance that additional species within our timberlands will not subsequently receive protected status under the Endangered Species Act or that more members of species currently protected will not be discovered within our timberlands, requiring us to refrain from harvesting timber on additional acres.

**Cluster Rule.** The Environmental Protection Agency issued a final air and water quality rule for the pulp and paper industry, referred to as the "Cluster Rule," in 1998. This Cluster Rule is an integrated, multimedia regulation enacted to control the release of pollutants to two media from one industry.

Pulp and paper mills must meet standards for air emissions from several mill processes, including the cooking, washing and bleaching stages of pulp manufacturing.

The EPA also set effluent limits for wastewater discharged during the pulp bleaching process and in the final discharge from mills. The limits set for the bleaching process are significant to the pulp and paper industry as a whole, but should not affect our operations since we do not bleach pulp and have no plans to bleach pulp in the future. The most significant impacts to us result from the Cluster Rule air emissions requirements.

The Cluster Rule contains significant compliance milestones for air emissions in 2004, and for pulp and bleaching process in 2006. We estimate that over the next two to four years, capital expenditures required to comply with this regulatory program will range from $10 million to $15 million. The majority of these expenses will be facility changes and additions for air pollution control, the most significant of which will be replacing washer lines used to remove spent cooking chemicals from pulp after the digesting process at the Longview mill. The estimated cost of this replacement project is $8 million. We do not expect the costs associated with other individual Cluster Rule compliance projects to be material, but taken as a whole we estimate the cost will be up to $7 million.

**Air Quality.** The Clean Air Act regulates emissions into the air, and requires air permits that set limits on such air emissions. We anticipate making capital expenditures of approximately $10 to $14 million over the next three years for air pollution control additions and modifications to ensure compliance with non-cluster rule air emissions standards and to accommodate facility production capacity increases.

The Environmental Protection Agency is developing "Maximum Achievable Control Technology," or MACT, standards for reducing hazardous air pollutants from specified categories of industrial processes with major emissions. These categories include boilers, paper coating and combustion turbines, some or all of which we participate in. While the EPA has not yet finalized all MACT standards, and we do not expect compliance to be required before 2006, we expect that the final standards could eventually have an impact on our operations and require material expenditures.

**Water Quality and Wastewater.** The federal Clean Water Act and comparable state statutes regulate discharges of process wastewater, and require National Pollutant Discharge Elimination System ("NPDES") permits for discharge of industrial wastewater and stormwater runoff into regulated public waters. Our manufacturing facilities are generally in compliance with NPDES wastewater and stormwater requirements.

**Fiscal 2004 Environmental Expenditures for Mill Operations.** In fiscal year 2004, we expect to spend approximately $13 million on capital expenditures associated with achieving or maintaining compliance with environmental laws and regulations, and approximately $8 million on operating and other non-qualified expenditures relating to environmental matters.

**Timber Exports.** Federal law prohibits the export of unprocessed timber acquired from federal lands in the Western United States, or the substitution of unprocessed federal timber from the Western United States for unprocessed private timber that is exported. Persons owning timber-processing facilities may seek authorization from the U.S. Department of Agriculture for a "sourcing area" within which the person may purchase federal timber while exporting unprocessed private timber originating from outside the sourcing area. We have one such sourcing area.

**Energy.** Although we generally are not regulated as a public utility, we must comply with federal and state utility regulations in order to sell the electricity that we produce into the market. Relevant regulations provide that an industrial producer of electrical power such as Longview Fibre may sell power into the wholesale market without being regulated as a public utility, by obtaining certification as a Qualified Facility from the Federal Energy Regulatory Commission. We currently have such certification and are not regulated as a public utility.

## Employees

As of October 31, 2003, we employed approximately 3,250 employees, of which approximately 2,014 employees were parties to collective bargaining agreements between us and one of five unions. We have 11 collective bargaining agreements, that expire at various dates through 2007, including four agreements covering approximately 349 employees that will expire in 2004. We believe that our relationship with our employees is good and we have a collective bargaining agreement with our 1,216 Longview mill employees that extends through 2006.

## Available Information

Our Internet website address is www.longviewfibre.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available or may be accessed free of charge through the Investor Relations section of our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

In addition, we have made our Code of Ethics for our CEO and financial officers available in the Investor Relations section of our website. We intend to make available by our annual shareholders meeting on March 2, 2004, the following additional corporate governance materials in the Investor Relations section of our website:

* our Code of Business Conduct and Ethics; and

* our Executive Committee, Audit Committee, Nominating/Governance Committee and Compensation Committee charters.

If we waive any material provision of our Code of Ethics for our CEO and financial officers or our Code of Business Conduct and Ethics, or substantively change the codes for any specific officer, we will disclose that fact on our website within five business days.

*Item 2. Properties*

As of October 31, 2003, we owned in fee 569,145 acres of tree farms located in various counties of Washington and Oregon. As a matter of policy we have consistently acquired and intend to continue to acquire more timberlands whenever available at acceptable prices, dependent on the location and quality of the site involved and the species and quality of the merchantable timber and growing stock on the timberland.

Our production facilities are listed below:

| Production Facilities | Approx. Acres | Approx. Sq. Ft | Building Leased/ Owned |
|---|---|---|---|
| PULP, PAPER AND PAPERBOARD PRODUCTION FACILITY | | | |
| Longview, Washington(a) | 358 | 3,115,080 | Owned |
| CONVERTED PRODUCTS PRODUCTION FACILITIES | | | |
| Amsterdam, New York (Corrugated Containers) | 11 | 219,840 | Owned |
| Bowling Green, Kentucky (Corrugated Containers) | 20 | 306,486 | Owned |
| Cedar City, Utah (Corrugated Containers)(b) | 22 | 143,000 | Owned |
| Cedar Rapids, Iowa (Corrugated Containers) | 21 | 388,000 | Owned |
| Fridley, Minnesota (Corrugated Containers) | 17 | 291,000 | Owned |
| Grand Forks, North Dakota (Corrugated Containers)(b) | 27 | 85,000 | Owned |
| Longview, Washington (Corrugated and Solid Fibre Containers) | (a) | (a) | Owned |
| Milwaukee, Wisconsin (Corrugated and Solid Fibre Containers)(c) | 15 | 493,700 | Owned |
| Oakland, California (Corrugated Containers) | 7 | 215,500 | Owned |
| Seattle, Washington (Corrugated Containers) | 3 | 132,300 | Owned |
| Seward, Nebraska (Corrugated Containers)(b) | 18 | 85,000 | Owned |
| Spanish Fork, Utah (Corrugated Containers)(d) | 25 | 519,000 | Owned |
| Spanish Fork, Utah (Merchandise and Specialty Bags) | (d) | (d) | Owned |
| Twin Falls, Idaho (Corrugated Containers) | 12 | 446,000 | Owned |
| Waltham, Massachusetts (Merchandise and Specialty Bags) | 3 | 94,600 | Owned |
| West Springfield, Massachusetts (Corrugated Containers)(b) | 11 | 230,460 | Owned |
| Yakima, Washington (Corrugated Containers) | 18 | 419,000 | Owned |
| WOOD CHIP PRODUCTION FACILITIES | | | |
| Bullfrog, Washington | 74 | (e) | Owned |
| Clarkston, Washington | 19 | (e) | Leased |
| Clatskanie, Oregon (also log sorting) | 23 | (e) | Owned |
| Kalama, Washington | 12 | (e) | Leased |
| SAWMILL | | | |
| Leavenworth, Washington (also log sorting) | 69 | 125,000 | Owned |

(a) Our Longview facility is used for pulp, paper and paperboard production, converted products production and as our corporate headquarters.

(b) Corrugated sheet plants.

(c) Solid fiber sheet plant.

(d) Our Spanish Fork facilities are located in the same complex. These are considered separate facilities but share a common warehouse and other structures.

(e) Chip production facilities do not have significant covered building space. Buildings consist of office and shop buildings and special purpose structures over chipping equipment.

In addition to the facilities listed above, we have seven strategically located corrugated container storage facilities that are used primarily as warehouse space. We also have one chip reload facility.

*Item 3. Legal Proceedings*

We have agreed to participate in the arbitration of two disputes concerning our electric power generation. The first dispute involves approximately $2 million that we believe the Bonneville Power Administration or BPA, owes us for power we indirectly sold to BPA through our local public utility district pursuant to a now expired contract. The second dispute involves approximately $5 million that BPA claims is owed by our public utility district in connection with power we sold over the last several years. We have agreed with the public utility district that it may pass through to us as a cost under our contract the amount of such claim, if any, that is awarded to BPA in the arbitration. We do not believe that the results of these disputes will have a material financial impact on us.

As we previously reported, in 2002 we were named a defendant in numerous asbestos-related actions in Madison County, Illinois and St. Louis, Missouri, along with numerous other defendants. In January 2003, the Madison County, Illinois and St. Louis, Missouri plaintiffs agreed to dismiss us from all pending lawsuits in those jurisdictions. In each instance, we were dismissed without any payment or liability to the plaintiffs. However, each of the dismissals was without prejudice, meaning that the plaintiffs could re-institute those cases.

In the summer and fall of 2003, we were again named as a defendant in a number of asbestos-related actions in Madison County and St. Louis and we again have been dismissed from some of those cases. As of December 31, 2003, we were a defendant in nine cases pending in Madison County and one case pending in St. Louis. In the past, we were routinely dismissed from these types of actions. We believe that the process by which the plaintiffs in these actions file claims will lead to additional similar lawsuits, but that we will again be dismissed as a defendant, without prejudice. Therefore, at this time we believe that these claims will not result in our having material liability, if any, for damages. It is not possible, however, to predict with certainty the outcome of these matters. Predictions as to the outcome of pending litigation are inherently subject to substantial uncertainties with respect to, among other things, factual and judicial determinations.

In January 2003, we were served with a complaint filed in King County, Washington Superior Court and entitled Gerald Shellenbarger, et al. v. Longview Fibre Company, et al. In the complaint, plaintiffs alleged that a former employee of the company was exposed to asbestos when he worked at our Longview paper mill from 1959 to 1964 and from 1976 to 1996. Plaintiffs further alleged that we are subject to civil tort liability because we had actual knowledge of certain injuries arising out of asbestos exposure and willfully disregarded that knowledge. In October 2003, we were granted our motion for summary judgment on the basis that we were immune from a civil lawsuit under Washington's worker's compensation law. Shortly thereafter, plaintiffs filed a notice of appeal of the order of dismissal. We expect that the briefing and argument of this appeal will take place in the first six months of calendar 2004. Although it is not possible to predict with certainty the outcome of this matter, we believe that the action will not result in our having material liability, if any, for damages.

From time to time we have been, and continue to be, subject to other legal proceedings and claims in the ordinary course of our business. These include various proceedings relating to environmental regulation, including the cleanup of hazardous waste under the federal Comprehensive Environmental Response Compensation and Liability Act, and similar state laws. These claims, even when lacking merit, can result in the expenditure of significant financial and managerial resources as we defend ourselves. Although the final outcome of any legal proceeding cannot be predicted with any degree of certainty, we presently believe that any ultimate liability resulting from any of the legal proceedings, or all of them combined, would not have a material effect on our financial position or results of operation.

*Item 4. Submission of Matters to a Vote of Security Holders*

Nothing was submitted to a vote of the shareholders during the fourth quarter of the fiscal year.

**Executive Officers of the Company**

The executive officers of the Company as of December 31, 2003, and certain biographical information about each of these individuals, are set forth below:

| Name | Age | Office | Executive Officer Since |
|---|---|---|---|
| R. P. Wollenberg | 88 | Chairman of the Board | 1953 |
| R. H. Wollenberg | 50 | President and Chief Executive Officer | 1996 |
| R. J. Parker | 55 | Senior Vice President-Production and Mill Manager | 1994 |
| K. D. Gettman | 55 | Senior Vice President-Container Group | 2001 |
| D. L. Bowden | 68 | Senior Vice President-Timber | 1989 |
| L. J. McLaughlin | 48 | Senior Vice President-Finance, Secretary and Treasurer | 1989 |
| R. B. Arkell | 73 | Vice President-Industrial Relations and General Counsel | 1986 |

**Richard P. Wollenberg**
**Chairman of the Board**

Mr. Wollenberg was elected Chairman of the Board in 1985, and has been a Director since 1946. Mr. Wollenberg served from 1978 to 2002 as Chief Executive

Officer, and as President from 1969 to 2001. Mr. Wollenberg has been active in the Company since 1939. Mr. Wollenberg received a Bachelor of Science degree in mechanical engineering from the University of California at Berkeley and a master's degree in business administration from Harvard University.

**Richard H. Wollenberg**
**President and Chief Executive Officer**

Mr. Wollenberg was elected Chief Executive Officer in November 2002, and has held the office of President since October 2001. Mr. Wollenberg previously served as Executive Vice President, Chief Operating Officer and Senior Vice President-Production Western Container Division. He has been a Director since 1995. Mr. Wollenberg previously served as Vice President-Production, Western Container Division and has been with the Company since 1988. Mr. Wollenberg received a juris doctorate from Willamette University and a bachelor of philosophy from Reed College.

**Richard J. Parker**
**Senior Vice President-Production and Mill Manager**

Mr. Parker was elected Senior Vice President-Production in 1994. He previously served as Vice President and Assistant to the President, and Pulp Mill Superintendent and has been with the Company since 1972. Mr. Parker received a Bachelor of Science degree in chemical engineering from Washington State University, and is a graduate of the Harvard Business School's Program for Management Development.

**Ken D. Gettman**
**Senior Vice President-Container Group**

Mr. Gettman was elected Senior Vice President-Container Group in September 2001. He previously served as Vice President-Sales, Western Container Division from January 1998 to September 2001 and Sales Manager from 1994 to 1997. Mr. Gettman has been with the Company since 1967.

**David L. Bowden**
**Senior Vice President-Timber**

Mr. Bowden was elected Senior Vice President-Timber in 1992, and has been a Director since 1990. He previously served as Vice President-Timber. Mr. Bowden has been with the Company since 1960. Mr. Bowden received a Bachelor of Science degree in forest engineering from Oregon State University.

**Lisa J. McLaughlin**
**Senior Vice President-Finance, Secretary and Treasurer**

Mrs. McLaughlin was elected Senior Vice President-Finance, Secretary and Treasurer in 1992. She has been a Director since 1992, however is not nominated for re-election at the 2004 annual meeting. Mrs. McLaughlin previously served as Vice President-Finance, Secretary and Treasurer and has been with the Company since 1977. Mrs. McLaughlin received a Bachelor of Arts degree in business administration from Washington State University, and is a graduate of the Harvard Business School's Program for Management Development.

**Robert B. Arkell**
**Vice President-Industrial Relations and General Counsel**

Mr. Arkell was elected Vice President-Industrial Relations and General Counsel in 1979. He has been a Director since 1986. Mr. Arkell has been with the Company since 1970. Mr. Arkell previously served as Judge, Superior Court for Cowlitz County, Washington. Mr. Arkell received a juris doctorate from the University of California, Hastings, College of Law, and a bachelor of business administration degree from the University of Washington.

Each of our officers is elected to their positions at the board of directors' annual meeting each year. They serve until the next annual meeting or until their resignation, removal or appointment of a successor.

## *Item 5. Market for Registrant's Common Equity and Related Shareholder Matters*

Our common stock trades on the New York Stock Exchange under the symbol "LFB". The following table sets forth, for the periods indicated, the range of high and low market prices for our common stock as reported by the New York Stock Exchange.

| Fiscal Quarter | 2003 High | 2003 Low | 2002 High | 2002 Low |
|---|---|---|---|---|
| 1st | $ 8.17 | $ 6.55 | $ 12.75 | $ 10.62 |
| 2nd | 7.97 | 5.90 | 11.07 | 9.85 |
| 3rd | 9.08 | 7.46 | 10.48 | 7.83 |
| 4th | 10.96 | 8.20 | 8.30 | 5.38 |

We estimate that there are approximately 8,000 beneficial owners of our common stock as of October 31, 2003.

Dividends paid per share in fiscal 2003, 2002 and 2001 are as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| January | $ — | $ 0.03 | $ 0.12 |
| April | 0.02 | — | 0.12 |
| July | 0.02 | — | 0.12 |
| October | — | — | 0.12 |
| | $ 0.04 | $ 0.03 | $ 0.48 |

Our financing arrangements outstanding from time to time include covenants that restrict the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

## *Item 6. Selected Financial Data*

The following table sets forth selected financial information concerning our company and should be read in conjunction with the audited financial statements and notes included in "Financial Statements and Supplementary Data."

| (dollars in thousands except per share) | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **STATEMENT OF INCOME** | | | | | |
| Net Sales | $ 773,337 | $ 769,281 | $ 875,955 | $ 876,298 | $ 774,349 |
| Timber | 163,000 | 172,178 | 161,129 | 161,586 | 170,992 |
| Paper and paperboard | 202,549 | 174,920 | 195,765 | 255,025 | 226,330 |
| Converted products | 407,788 | 417,451 | 441,975 | 451,195 | 377,027 |
| Power | — | 4,732 | 77,086 | 8,492 | — |
| Cost of products sold, including outward freight | 656,581 | 657,434 | 728,062 | 712,547 | 646,058 |
| Gross profit | 116,756 | 111,847 | 147,893 | 163,751 | 128,291 |
| Selling, administrative and general expenses | 72,154 | 71,570 | 72,146 | 66,786 | 60,683 |
| Operating profit | 44,602 | 40,277 | 75,747 | 96,965 | 67,608 |
| Timber | 64,145 | 71,212 | 65,238 | 69,438 | 83,207 |
| Paper and paperboard (a) | (10,780) | (18,214) | 2,173 | 6,472 | (4,114) |
| Converted products (a) | (8,763) | (12,721) | 8,336 | 21,055 | (11,485) |
| Interest expensed | (43,099) | (44,858) | (39,626) | (40,115) | (38,703) |
| Other income | 7,051 | 7,914 | 1,546 | 2,097 | 2,579 |
| Income before income taxes | 8,554 | 3,333 | 37,667 | 58,947 | 31,484 |
| Provision for income taxes | 3,200 | (1,800) | 13,000 | 21,300 | 11,500 |
| Net income | 5,354 | 5,133 | 24,667 | 37,647 | 19,984 |
| **PER SHARE** | | | | | |
| Net income | $ 0.10 | $ 0.10 | $ 0.48 | $ 0.73 | $ 0.39 |
| Dividends | 0.04 | 0.03 | 0.48 | 0.48 | 0.28 |
| Earnings reinvested in the business | 0.06 | 0.07 | — | 0.25 | 0.11 |
| Shareholders' equity at year-end | 8.46 | 8.40 | 8.33 | 8.38 | 8.14 |
| Average shares outstanding (thousands) | 51,077 | 51,077 | 51,152 | 51,677 | 51,677 |
| Shares outstanding at year-end (thousands) | 51,077 | 51,077 | 51,077 | 51,577 | 51,677 |
| **BALANCE SHEET DATA** | | | | | |
| Total assets. | $ 1,255,404 | $ 1,306,442 | $ 1,324,448 | $ 1,276,690 | $ 1,212,753 |
| Working capital | 40,609 | 37,116 | 38,059 | 42,378 | 68,001 |
| Capital assets | 939,107 | 989,293 | 1,025,833 | 981,937 | 947,359 |
| Deferred tax liabilities - net | 195,410 | 191,742 | 184,947 | 171,518 | 153,945 |
| Long-term debt | 463,003 | 510,195 | 540,400 | 490,900 | 495,900 |
| Shareholders' equity | 432,307 | 428,996 | 425,395 | 432,042 | 420,463 |

(a) Includes allocated results from power sales

| (dollars in thousands except per share) | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **OTHER DATA** | | | | | |
| Sales: Logs, thousands of board feet | 259,466 | 278,166 | 235,053 | 209,460 | 229,839 |
| Lumber, thousands of board feet | 95,565 | 93,893 | 99,919 | 93,035 | 84,513 |
| Paper, tons | 280,919 | 243,946 | 251,751 | 297,935 | 241,221 |
| Paperboard, tons | 92,353 | 79,885 | 105,961 | 182,644 | 240,295 |
| Converted products, tons | 505,797 | 519,652 | 535,183 | 550,070 | 499,815 |
| Logs, $/thousand board feet | $ 503 | $ 509 | $ 548 | $ 613 | $ 605 |
| Lumber, $/thousand board feet | 340 | 327 | 323 | 357 | 378 |
| Paper, $/ton FOB mill equivalent | 569 | 568 | 590 | 580 | 565 |
| Paperboard, $/ton FOB mill equivalent | 346 | 328 | 348 | 384 | 333 |
| Converted products, $/ton | 806 | 803 | 826 | 820 | 754 |
| Primary production, tons | 838,216 | 872,536 | 954,328 | 1,048,167 | 1,015,839 |
| Employees | 3,250 | 3,500 | 3,700 | 3,750 | 3,650 |
| Funds: Used for plant and equipment | $ 31,815 | $ 40,382 | $ 115,530 | $ 99,642 | $ 29,237 |
| Used for timber and timberlands | 4,970 | 3,584 | 4,101 | 6,532 | 3,541 |

## *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion together with the financial statements, including the related notes, and the other financial information appearing elsewhere in this annual report. See "Forward-Looking Statements."

### Overview

Our business is organized into three segments: timber, paper and paperboard, and converted products. We benefit from significant integration between our business segments. During fiscal year 2003, our paper and paperboard segment obtained approximately 12% of its wood chips from logs that were harvested from our timberlands and chipped by our chipping operations. In the same period, our converted products segment effectively obtained approximately 94% of its paper and paperboard requirements from our Longview mill, representing approximately 61% of total mill production. In addition, our business segments share centralized corporate management, accounting, human resources and information systems support. Our fiscal year ends on October 31.

Net sales for individual segments are reported net of intercompany transfers. Segment operating profits reflect allocations of selling, general and administrative expenses on the basis of the relative cost to produce products in each segment. In the case of intercompany transfers of products between segments, cost of products sold is based upon transfer pricing policies that we believe assist us in managing and optimizing the consolidated financial performance of our business as a whole. For example, paperboard acquired from our paper mill and used in our converting operations is assigned a transfer price equal to the paper mill's cost, except that paperboard purchased through buy/sell agreements is assigned a price equal to the cost from the third party. (See "Selected Segment Results" below for a more detailed discussion of these arrangements). Depending on market conditions, our transfer pricing practices may understate or overstate the actual price at which we could have sold those products into the open market or the actual price in the open market at which we could have purchased the raw materials used to produce those products. As a consequence, these allocations and transfer pricing policies sometimes result in individual segment results that do not reflect the financial performance that would have resulted for a segment operating as a stand-alone business.

Our timber segment owns and operates timberlands in Oregon and Washington and produces logs for sale in the domestic and export markets. During fiscal year 2003, our domestic customers consisted of approximately 65 independent sawmills and plywood plants. Results of operations for our timber segment also include our sawmill. Net sales of our timber segment are primarily affected by housing starts and other construction activity in the domestic and Japanese markets. Construction activity is influenced by mortgage interest rates and general economic conditions in those markets. Net sales in this segment are also affected by supply-side factors such as government regulation restricting the harvest of timber from public and certain private lands and competition from logs supplied by foreign producers, especially Canadian producers. The strength of the Japanese export market can significantly influence the results of our timber segment since our sales into that market tend to be at higher prices than sales into the domestic market. Because all of our sales are U.S. dollar denominated, our export sales are also significantly influenced by the relative strength of the U.S. dollar. Cost of products sold in the timber segment primarily include contract logging expense, the cost of operating our sawmill, and depletion, which is based on the historical cost of timber that is harvested.

Our paper and paperboard segment produces a wide variety of paper and paperboard at our Longview mill. We sell our paper and paperboard products to a number of domestic and export customers. In fiscal year 2003, our converted products segment obtained approximately 61% of our mill's paper and paperboard output, (either by direct shipment from our mill or from shipments under barter or buy/sell agreements). Net sales in the paper and paperboard segment are primarily affected by general economic activity in the United States and Southeast Asia and the relative strength of the U.S. dollar. Average prices in this segment have also been favorably affected by industry capacity rationalization over the last several years. The demand for certain specialty products manufactured by our paper and paperboard segment tends to be less dependent on the economic cycles affecting the commodity paper market. The major component of cost of products sold for the paper and paperboard segment is fiber, which consists primarily of wood chips, but also includes sawdust and recycled materials. We have invested in processes that allow us to use an increased proportion of less expensive sawdust and recycled materials in making our paper and paperboard products. Cost of products sold also includes labor, energy and chemicals used in processing.

Our converted products segment produces corrugated containers, solid fiber boxes, creative point-of-purchase displays, handle shopping bags and merchandise bags. Nearly all of our converted products are sold domestically for end uses that include packaging for consumables such as fresh and frozen produce and beverages, as well as for toys, furniture and electronics. Net sales in the converted products segment are primarily affected by general economic activity in the United States. The primary constituent materials for converted products are paper and paperboard. Our converted products segment obtained approximately 94% of its paper and paperboard requirements from our Longview mill, either by direct shipment from our mill or from shipments under barter or buy/sell agreements. Cost of products sold also includes energy, labor, ink and glue.

Our Longview mill contains six steam-driven generators and one natural gas-fired co-generation facility, all of which are capable of producing electrical power. In the past, we elected, based on the relationship between rates we could obtain for third-party sales of electricity and the cost to us of purchasing electricity and natural gas, to sell a significant percentage of the electricity that we generated into the market and to allocate the operating profit from those sales to the paper and paperboard and converted products segments based on the relative cost to produce products in each segment. The primary contracts pursuant to which we purchased and sold power expired in fiscal year 2001 and, under current terms, we have significantly less flexibility in selling and using power generated by our facilities. During the first fiscal quarter of 2002, we elected to sell electrical power, but we discontinued the sale in January 2002 due to poor margins. We also sold a minor amount of electrical power in the fourth quarter of fiscal year 2002. Electrical power sales for fiscal year 2002 were $4.7 million producing an operating loss of $5.7 million. We allocated the operating loss to our manufacturing segments with a loss of $2.3 million to the paper and paperboard segment and a loss of $3.4 million to our converted products segment. We sold no power in fiscal year 2003.

Our future decisions concerning electrical power generation, including the extent to which we operate our co-generation facility for sales into the market, will change from period to period based on market conditions. We do not expect sales of power to meaningfully contribute to our results in the coming year.

We can curtail the operation of certain of our equipment and facilities from time to time to provide us with flexibility in managing our operations and cost structure. In order to meet market conditions and to maximize the efficient use of our paper machines, we fully curtailed three of our twelve paper machines for all of fiscal year 2003 and for substantially all of fiscal year 2002. In addition, given market conditions, we curtail the operation of certain of our converting facilities if we believe it is advantageous to do so.

## Results of Operations

The following table highlights our net sales and profits for the periods indicated:

| (thousands) | Audited<br>Fiscal Years Ended October 31<br>2003 | 2002 | 2001 |
|---|---|---|---|
| Net Sales | $ 773,337 | $ 769,281 | $ 875,955 |
| Timber | 163,000 | 172,178 | 161,129 |
| Paper and paperboard | 202,549 | 174,920 | 195,765 |
| Converted products | 407,788 | 417,451 | 441,975 |
| Power | — | 4,732 | 77,086 |
| Cost of products sold | 656,581 | 657,434 | 728,062 |
| Selling, administrative and general expenses | 72,154 | 71,570 | 72,146 |
| Operating Profit | 44,602 | 40,277 | 75,747 |
| Timber | 64,145 | 71,212 | 65,238 |
| Paper and paperboard (1) | (10,780) | (18,214) | 2,173 |
| Converted products (1) | (8,763) | (12,721) | 8,336 |
| Interest expensed | (43,099) | (44,858) | (39,626) |
| Net Income | $ 5,354 | $ 5,133 | $ 24,667 |

(1) Includes allocated power profits.

## Fiscal Year 2003 Compared to Fiscal Year 2002

### *Consolidated Results*

**Net sales.** Fiscal year 2003 net sales were $773.3 million compared with $769.3 million for fiscal year 2002.

Net sales increased 0.5% as a result of an increase in net sales in our paper and paperboard segment of $27.6 million, or 15.8%, partially offset by a decrease in net sales in our timber segment of $9.2 million, or 5.3%, a decrease in net sales in our converted segment of $9.7 million, or 2.3%, and a decrease of $4.7 million in net sales of internally generated power to third parties. See "Selected Segment Results" below.

**Cost of products sold.** Fiscal year 2003 cost of products sold was $656.6 million, or 84.9% of net sales, compared with $657.4 million, or 85.5% of net sales, for fiscal year 2002. This decrease as a percentage of net sales was primarily the result of an 8% decrease in steam costs resulting from the use of additional low cost biomass fuel, a 5% per unit decrease in natural gas cost, and a 16% per unit decrease in fuel oil cost, partially offset by a 4% per unit increase in cost of electrical power purchased from third parties, and a 3% increase in OCC costs. In addition, cost of goods sold was negatively affected by a $7.5 million decrease in pension income allocated to cost of products sold to $6.6 million from $14.1 million in fiscal year 2002. Average wood chip costs remained level with fiscal 2002. Our business process improvement initiatives to improve customer service, reduce inventories and lower procurement costs have contributed favorably to cost reductions in fiscal 2003. Our cost of products sold also includes depreciation, depletion and amortization costs. Depreciation, depletion and amortization consist primarily of depreciation of our plant and equipment, the depletion cost of timber harvested and, to a lesser degree, amortization of logging roads. This expense was $78.2 million for fiscal year 2003 compared with $75.8 million for fiscal year 2002.

**Selling, general and administrative expenses.** Fiscal year 2003 selling, general and administrative expenses were $72.2 million, or 9.3% of net sales, compared with $71.6 million, or 9.3% of net sales, for fiscal year 2002. Fiscal year 2003 costs were negatively affected by a $1.4 million decrease in allocated pension income to $2.2 million compared with $3.6 million in fiscal year 2002. Selling, general and administrative expenses were favorably impacted by less expense associated with our business process improvement initiative and our Enterprise Resource Planning system.

**Operating profit.** Fiscal year 2003 operating profit was $44.6 million, or 5.8% of net sales, compared with $40.3 million, or 5.2% of net sales, for fiscal year 2002. See "Selected Segment Results" below.

**Income before income taxes.** Income before income taxes includes miscellaneous income in fiscal year 2003 that resulted from proceeds received from an insurance settlement for the replacement cost of a chipping facility destroyed by fire and not replaced. The gain on disposal of the chipping assets was $4.6 million. In fiscal year 2002 income before income taxes benefited from $1.2 million of interest income related to the settlement with the IRS of several tax issues. See "Provision for taxes on income" below.

**Provision for taxes on income.** Fiscal year 2003 provision for income taxes was $3.2 million, reflecting a tax rate of 37.4%. Fiscal year 2002 realized a benefit for income taxes of $1.8 million. The increase was primarily the result of an increase in income before tax in fiscal year 2003, and the effect in fiscal year 2002 of a settlement with the IRS of several tax issues that provided a total benefit to the company of approximately $2.5 million.

**Net income.** For the reasons noted above, net income increased to $5.4 million in fiscal year 2003 from $5.1 million in fiscal year 2002, representing a 4.3% increase.

### *Selected Segment Results*

*Timber*

| | Fiscal Years Ended October 31 2003 | 2002 | Percentage Increase/ (Decrease) |
|---|---|---|---|
| Timber net sales, $ millions | $ 163.0 | $ 172.2 | (5.3) % |
| Timber operating profit, $ millions | 64.1 | 71.2 | (9.9) % |
| Logs, thousands of board feet | 259,466 | 278,166 | (6.7) % |
| Lumber, thousands of board feet | 95,565 | 93,893 | 1.8 % |
| Logs, $/thousand board feet | $ 503 | $ 509 | (1.2) % |
| Lumber, $/thousand board feet | 340 | 327 | 4.0 % |

Fiscal year 2003 timber net sales were $163.0 million, compared with $172.2 million for fiscal year 2002. This 5.3% decrease was primarily due to a 6.7% decrease in log volume sold and a 1.2% decrease in log prices, partially offset by an increase in lumber prices of 4.0% and an increase in lumber volume of 1.8%. The log volume decline in fiscal year 2003 was primarily due to the decision to begin reducing harvest levels from the increased level of fiscal year 2002 and harvest restrictions caused by unusually dry weather conditions in the third fiscal quarter 2003. As a consequence of the weakening of the U.S. dollar relative to the yen, export prices improved 3.5% over fiscal 2002, while domestic prices decreased a modest 2.6%. Fiscal year 2003 export sales in the timber segment were $41.1 million, or 25.2%, of timber net sales compared with $45.9 million, or 26.7%, for fiscal year 2002. This decline was a result of decreases in export log volume of 10.6% and less lumber sold in the export market. Fiscal year 2003 timber operating profit was $64.1 million, compared with $71.2 million for fiscal year 2002. The primary reasons for this 9.9% decline were the reduced log volume sold, an 8% increase in logging costs, and a 26% increase in depletion costs, due to harvesting from counties with higher depletion rates, partially offset by an increase in average lumber prices and an increase in lumber volume.

*Paper and Paperboard*

| | Fiscal Years Ended October 31 2003 | 2002 | Percentage Increase/ (Decrease) |
|---|---|---|---|
| Paper and Paperboard net sales, $ millions | $ 202.5 | $ 174.9 | 15.8 % |
| Paper and Paperboard operating loss,$ millions | (10.8) | (18.2) | — |
| Paper, tons | 280,919 | 243,946 | 15.2 % |
| Paperboard, tons | 92,353 | 79,885 | 15.6 % |
| Paper, $/ton FOB mill equivalent | $ 569 | $ 568 | 0.2 % |
| Paperboard, $/ton FOB mill equivalent | 346 | 328 | 5.5 % |

Fiscal year 2003 paper and paperboard net sales were $202.5 million, compared with $174.9 million for fiscal 2002. This 15.8% increase is primarily due to a 15.6% and 5.5% increase in paperboard volume and price, and a 15.2% increase in paper volume. In first fiscal quarter 2003, we renegotiated a long-standing barter agreement whereby we swapped equivalent units of paper for paperboard. The new buy/sell agreement provides that we now sell paper and paperboard to our counterpart's converting facilities, and we now purchase paperboard from them for our Midwest converting facilities. In addition to this new agreement, in the fourth fiscal quarter of 2003, we made a similar change from another barter agreement wherein we now sell paperboard to the counterpart's converting facilities and we now buy paperboard for certain of our converting facilities. As a result of the new agreements, we had a 10.4% increase in paper and paperboard net sales over fiscal 2002, and a 12.2% increase in paper and paperboard volume over fiscal 2002. We continue to maintain our focus on market niches that tend to have higher and more stable sales price dynamics and offer higher value-added products for customers, such as our TEA-Kraft® (semi-extensible) paper for use in multiwall bags. Demand and pricing improved in fiscal 2003 for TEA-Kraft® with volume up 48.1% and sales up 54.9% over fiscal year 2002.

Fiscal year 2003 export sales in the paper and paperboard segment were $60.2 million, or 29.7% of paper and paperboard net sales, compared with $47.6 million, or 27.2%, for fiscal year 2002. Export paper and paperboard volume increased 20.2% and 7.5%, respectively, and export paper and paperboard prices increased 8.5% and 9.9%, respectively, compared to year ago levels. These volume and price increases are the result of improved demand for our products and the positive pricing benefits of the weaker U.S. dollar.

Fiscal year 2003 paper and paperboard operating loss was $10.8 million, compared with an operating loss of $18.2 million for fiscal year 2002. In fiscal year 2002, we allocated losses of $2.3 million to the segment as a result of power sales, but had no power sales in fiscal year 2003. Operating results were favorably impacted by a price increase for paperboard of 5.5%, paper and paperboard volume increases of 15.2% and 15.6%, respectively, an 8% decrease in steam costs resulting from the use of additional low cost biomass fuel, a 5% per unit decrease in natural gas cost, and a 16% per unit decrease in fuel oil cost, partially offset by a 4% per unit increase in the cost of electrical power purchased from third parties, a 3% increase in OCC costs and less pension income. Average wood chip costs remained level with fiscal year 2002, while labor productivity declined a modest 1.6%. The mill operated at 70% of capacity during fiscal year 2003 compared with 73% during fiscal year 2002. During the year, we continued to fully curtail three of our least efficient machines to match production with incoming orders. Our business process improvement initiatives to improve mill optimization, improve customer service, reduce inventories and lower our procurement costs have contributed favorably to the results.

*Converted Products*

| | Fiscal Years Ended October 31 2003 | 2002 | Percentage Increase/ (Decrease) |
|---|---|---|---|
| Converted products sales, $ millions | $ 407.8 | $ 417.5 | (2.3) % |
| Converted products operating loss, $ millions | (8.8) | (12.7) | — |
| Converted Products, tons | 505,797 | 519,652 | (2.7) % |
| Converted Products, $/ton | $ 806 | $ 803 | 0.4 % |

Fiscal year 2003 converted products net sales were $407.8 million compared with $417.5 million for fiscal year 2002. Converted products volume decreased 2.7% while average price rose modestly. This reduction in volume was primarily the result of the continued general slowdown in the domestic economy. Fiscal year 2003 converted products operating loss was $8.8 million, compared with an operating loss of $12.7 million for fiscal year 2002. Operating results for fiscal year 2002 were negatively affected by allocated operating losses from the sale of electrical power of $3.4 million, compared with no electrical power sales in fiscal year 2003. The remaining decrease in operating loss from converted products operations was due mainly to improved productivity measured in production hours per ton of 5.7% in fiscal year 2003 compared with fiscal year 2002; and the decrease of 1.7% in the average mill cost of paper and paperboard supplied to our converting plants, partially offset by the 2.7% decrease in volume sold and less pension income. Specialty sales, such as bulk bins and four or more color products continue to be an important contributor to the converted products segment of our business, representing 23% of converted products sales for fiscal year 2003 and fiscal year 2002. Fiscal year 2003 was favorably impacted by our business process improvement initiatives to improve customer service, reduce inventories, and lower procurement costs.

**Fiscal Year 2002 Compared to Fiscal Year 2001**

***Consolidated Results***

**Net sales.** Fiscal year 2002 net sales were $769.3 million compared with $876.0 million for fiscal year 2001. Net sales decreased 12.2% as a result of a $72.4 million decrease in net sales of internally generated power to third parties, a decrease in net sales in our paper and paperboard segment of $20.8 million, or 10.6%, and in our converted products segment of $24.5 million, or 5.5%, offset in part by an increase in net sales in our timber segment of $11.0 million, or 6.9%. See "Selected Segment Results" below.

**Cost of products sold.** Fiscal year 2002 cost of products sold was $657.4 million, or 85.5% of net sales, compared with $728.1 million, or 83.1% of net sales for fiscal year 2001. This increase as a percentage of net sales was primarily the result of a 14% increase in natural gas costs per unit, a 40% increase in cost of electrical power purchased from third parties per unit, a 13% increase in old corrugated containers (OCC) costs and losses on third-party power sales. These cost increases were partially offset by an approximate 18% decrease in average wood chip costs. Our cost of products sold also includes depreciation, depletion and amortization costs. Depreciation, depletion and amortization consist primarily of depreciation of our plant and equipment, the depletion cost of timber harvested and, to a lesser degree, amortization of logging roads. This expense was $75.8 million for fiscal year 2002 compared with $71.6 million for fiscal year 2001.

**Selling, general and administrative expenses.** Fiscal year 2002 selling, general and administrative expenses were $71.6 million, or 9.3% of net sales, compared with $72.1 million, or 8.2% of net sales, for fiscal year 2001. This increase as a percentage of net sales was primarily attributable to a decrease in net sales, costs associated with our business process improvement plan and increased health and welfare costs.

**Operating profit.** Fiscal year 2002 operating profit was $40.3 million, or 5.2% of net sales, compared with $75.7 million, or 8.6% of net sales, for fiscal year 2001. See "Selected Segment Results" below.

**Provision (benefit) for taxes on income.** Fiscal year 2002 benefit for income taxes was $1.8 million. Fiscal year 2001 provision for income taxes was $13.0 million, reflecting a tax rate of 34.5%. The decrease was primarily the result of a decrease in net income and a settlement with the IRS of several tax issues providing a total benefit to the company of approximately $2.5 million.

**Net income.** For the reasons noted above, net income decreased to $5.1 million in fiscal year 2002 from $24.7 million in fiscal year 2001, representing a 79.2% decrease.

### *Selected Segment Results*

*Timber*

| | Fiscal Years Ended October 31 2002 | 2001 | Percentage Increase/ (Decrease) |
|---|---|---|---|
| Timber net sales, $ millions | $ 172.2 | $ 161.1 | 6.9 % |
| Timber operating profit, $ millions | 71.2 | 65.2 | 9.2 % |
| Logs, thousands of board feet | 278,166 | 235,053 | 18.3 % |
| Lumber, thousands of board feet | 93,893 | 99,919 | (6.0) % |
| Logs, $/thousand board feet | $ 509 | $ 548 | (7.1) % |
| Lumber, $/thousand board feet | 327 | 323 | 1.2 % |

Fiscal year 2002 timber net sales were $172.2 million, compared with $161.1 million for fiscal year 2001. This 6.9% increase was primarily due to an 18.3% increase in log volume sold and improved lumber prices, partially offset by a decrease in log prices of 7.1% and a decrease in lumber volume of 6.0%. Due to the relatively strong demand in the domestic log market, the company was able to temporarily increase harvest levels to improve operating results and cash flow. The overall log price decline was in part due to a soft Japanese housing market and adverse U.S. dollar to Japanese yen exchange rates. However, as a consequence of midyear improvement in the exchange rate, export prices improved modestly in the fourth fiscal quarter of 2002. Fiscal year 2002 export sales in the timber segment were $45.9 million, or 26.7%, of timber net sales compared with $54.5 million, or 33.8%, for fiscal year 2001. This decline was a result of decreases in export log prices and less lumber sold in the export market. Fiscal year 2002 timber operating profit was $71.2 million, compared with $65.2 million for fiscal year 2001. The primary reason for this 9.2% improvement was an increase in log volume sold, partially offset by a decrease in average log prices.

*Paper and Paperboard*

| | Fiscal Years Ended October 31 2002 | 2001 | Percentage Increase/ (Decrease) |
|---|---|---|---|
| Paper and Paperboard net sales, $ millions | $ 174.9 | $ 195.8 | (10.6) % |
| Paper and Paperboard operating profit, $ millions | (18.2) | 2.2 | — |
| Paper, tons | 243,946 | 251,751 | (3.1) % |
| Paperboard, tons | 79,885 | 105,961 | (24.6) % |
| Paper, $/ton FOB mill equivalent | $ 568 | $ 590 | (3.7) % |
| Paperboard, $/ton FOB mill equivalent | 328 | 348 | (5.7) % |

Fiscal year 2002 paper and paperboard net sales were $174.9 million, compared with $195.8 million for fiscal 2001. This 10.6% decrease is primarily due to a 24.6% and 5.7% decrease in paperboard volume and price and a 3.1% and 3.7% decrease in paper volume and price, respectively. Paperboard volume decreased primarily as a result of our decision not to sell into the Asian market at prices that were depressed. Paperboard prices were negatively affected by increased competition in the export market and the strength of the U.S. dollar. Paper volume and prices decreased primarily as a result of the general economic slowdown in the U.S. market. However, the weaker U.S. dollar in the second half of 2002 decreased imports of Kraft paper to the United States and increased export pricing and demand. Combined with machine shutdowns and consolidation of converters, both demand and product pricing for most grades improved in the fourth quarter, both domestically and for our export sales. Demand and pricing especially improved in the fourth quarter for light weight Kraft paper with high OCC content and TEA-Kraft® (semi-extensible) paper for use in multi-wall bags. Fiscal year 2002 export sales in the paper and paperboard segment were $47.6 million, or 27.2% of paper and paperboard net sales, compared with $60.2 million, or 30.7%, for fiscal year 2001. Fiscal year 2002 paper and paperboard operating loss was $18.2 million, compared with an operating profit of $2.2 million for fiscal year 2001. Operating results were negatively affected by losses from the sale of electrical power allocated to the paper and paperboard segment. We allocated losses of $2.3 million to the segment as a result of power sales in fiscal year 2002, compared with allocated operating profits of $15.6 million in fiscal year 2001. Operating results were also negatively affected by a 40% increase in the cost of electrical power per unit, 14% increase in natural gas costs per unit, a 13% increase in the cost of OCC and lower sales prices. As a result of operating losses incurred early in the year, the mill operating schedule and crew levels were changed to run and staff nine of our twelve paper machines creating a more steady operation and allowing us to better manage raw material purchases. Due to the new schedule and the availability of lower cost residual wood chips, we used a lower proportion of more expensive chips produced from whole log chipping operations. Operating results were favorably impacted by an 18% reduction in average wood chip costs and improved labor productivity. The mill operated at 73% of capacity during fiscal year 2002 compared with 80% during fiscal year 2001.

*Converted Products*

| | Fiscal Years Ended October 31 2002 | 2001 | Percentage Increase/ (Decrease) |
|---|---|---|---|
| Converted products sales, $ millions | $ 417.5 | $ 442.0 | (5.5) % |
| Converted products operating profit, $ millions | (12.7) | 8.3 | — |
| Converted Products, tons | 519,652 | 535,183 | (2.9) % |
| Converted Products, $/ton | $ 803 | $ 826 | (2.8) % |

Fiscal year 2002 converted products net sales were $417.5 million compared with $442.0 million for fiscal year 2001. Converted products volume decreased 2.9% and average price decreased 2.8%. This deterioration was primarily the result of the general slowdown in the domestic economy. Fiscal year 2002 converted products operating loss was $12.7 million, compared with an operating profit of $8.3 million for fiscal year 2001. Operating results were negatively affected primarily by allocated operating losses from the sale of electrical power of $3.4 million for fiscal year 2002, compared with allocated operating profits of $19.4 million in fiscal year 2001. Operating results were also negatively affected by volume and price declines and the increased cost of paper and paperboard supplied to us by the Longview mill. The average mill cost of paper and paperboard supplied to our converting plants increased 1.4% for fiscal year 2002 as compared to fiscal year 2001. Labor productivity improved for the year resulting from changing our operating schedules and crew levels to match customer demand. Substantial progress has been made in reducing rollstock and finished goods inventories and controllable waste.

**Liquidity and Capital Resources**

Net cash provided by operations was $96.1 million in fiscal year 2003, $63.9 million in fiscal year 2002 and $110.5 million in fiscal year 2001. The increase in fiscal year 2003 was primarily the result of improved management of receivables and inventories, increases in payables and less noncash pension income. The decreases in fiscal years 2002 and 2001 were primarily due to decreases in operating profits during each of those fiscal years.

Net cash used for investing was $24.7 million in fiscal year 2003, $36.9 million in fiscal year 2002 and $118.5 million in fiscal year 2001. Our capital expenditures, including timberland acquisitions, plant and equipment maintenance and improvements and environmental compliance, were $36.8 million in fiscal year 2003, $44.0 million in fiscal year 2002 and $119.6 million in fiscal year 2001. In fiscal year 2001, we substantially completed a capital program to enable us to increase our domestic converted products business in an effort to reduce our reliance on selling into the competitive export paperboard market. As a result of these substantial capital investments, we substantially reduced our capital expenditures for fiscal years 2003 and 2002. Significant capital expenditures completed in fiscal year 2003 include the rebuild of #7 paper machine, the rebuild of #19 chemical recovery furnace and modernization of pulp mill controls. Significant capital expenditures in 2001 included the construction of our new Bowling Green, Kentucky converting plant; purchasing of flexo folder gluers, expansion of the material handling system and other equipment upgrades at our Spanish Fork, Utah converting plant; upgrading our Amsterdam, New York converting facility by expanding the building, increasing the corrugator's capacity and purchasing a flexo folder gluer; and the completion of the replacement of the press section of a paper machine which began in 2000.

We expect capital expenditures to total approximately $40.0 to $50.0 million for each of fiscal year 2004 and fiscal year 2005, including expenditures for timber purchases, plant and equipment maintenance and improvements and environmental compliance.

Net cash used for financing was $71.4 million in fiscal year 2003 and $27.0 million in fiscal year 2002, while net cash provided by financing was $8.0 million in fiscal year 2001. The change for fiscal years 2003 and 2002 primarily reflect a $67.2 million and a $19.2 million decrease, respectively, in borrowings resulting from reduced capital expenditures and dividends. The change in fiscal year 2001 primarily reflects a $39.4 million increase in borrowings during the fiscal year to fund capital expenditures such as the construction of our Bowling Green, Kentucky converting plant and the purchase of founders' stock for $6.8 million.

During fiscal years 2003 and 2002, we did not purchase shares of our stock. During fiscal year 2001, we purchased an aggregate of 500,000 shares of our stock for approximately $6.8 million.

Each quarter we determine the amount of our dividend based on operating results, current market conditions and debt levels. Cash dividends of $0.02 per share were declared and paid in both the second and third quarters of fiscal year 2003 in the aggregate amount of $1.0 million each. The resumption of the dividend in the second fiscal quarter of 2003 was based on improved operating performance and positive economic conditions that affect our business. However, economic recovery was slower than expected and to ensure compliance with certain debt covenants, we opted to forego the dividend for the fourth fiscal quarter 2003. Cash dividends of $0.03 per share were declared and paid in the first fiscal quarter of 2002 in the aggregate amount of $1.5 million. There were no additional dividends declared or paid in the remainder of fiscal year 2002. The first fiscal quarter 2002 dividend reduction from prior levels was based on fourth fiscal quarter 2001 earnings. The suspension of the dividend for the remainder of fiscal year 2002 was due primarily to the net loss incurred in the first six months of 2002 and economic conditions that were negatively affecting our business. During fiscal year 2001, we declared and paid total dividends of $0.48 per share, for an aggregate amount of $24.6 million. Our primary financing arrangements restrict the amount of dividends we may declare based on certain financial performance tests.

In July 2003, we entered into two fixed-to-floating interest rate swaps for a total of $70.0 million of the $215 million 10% Senior Subordinated Notes. The purpose of the swaps is to manage our exposure to fixed rate debt by converting a portion of our outstanding debt from a fixed to a lower variable interest rate. The new floating rate swaps have rates of approximately 7.25%. Previously the company had entered into other fixed-to-floating interest rate swaps which were subsequently terminated to monetize the gain incurred due to lower interest rates and changes in yield. In the second fiscal quarter 2002, we entered into two swaps for a total of $70 million which were terminated in October 2002 with a gain of $5.4 million. Simultaneously with the termination, we entered into two swaps totaling $70.0 million, which were terminated in May 2003 for a gain of $2.7 million. In both instances, the proceeds were used to repay debt and will be recognized as a reduction of interest expense over the remaining life of the Senior Subordinated Notes, which mature in 2009. A deferred gain of $6.9 million is included in other liabilities at October 31, 2003.

At October 31, 2003, our financial position for borrowed debt included long-term debt of $463.0 million and short-term borrowings of $44.0 million.

At October 31, 2003, we had $119 million outstanding under our $250 million senior unsecured revolving credit facility. In addition, we had $214.0 million of Senior Subordinated Notes outstanding. Also outstanding at October 31, 2003, were other various senior notes totaling $154.5 million, $5.0 million under an unsecured and uncommitted bank line of credit, and revenue bonds of $14.5 million. Our financing arrangements require us to be in compliance with certain financial covenants, including minimum net worth, short- and long-term borrowing ratio, fixed charge coverage ratio and restrict our payment of dividends. The company was in compliance with such covenants at October 31, 2003.

During the fiscal year 2003, we obtained limited waivers from the holders of certain senior notes with respect to compliance with covenants that require us to maintain a specified ratio of net income available for fixed charges to fixed charges. Subsequent to the end of the third fiscal quarter, we obtained amendments for those senior notes outstanding that had a fixed charge coverage covenant. The amendments changed the coverage requirements and the specified ratio to match a similar covenant in our agreement governing our revolving credit facility. The company has been and remains in compliance with the revolving credit facility covenant. In connection with the grant of the amendments, we agreed to pay certain fees to the holders of the senior notes.

We have reduced borrowed debt to $507 million at the end of fiscal year 2003 from $574 million at the end of fiscal year 2002 and $593 million at the end of fiscal year 2001. Our debt peaked at $643 million at January 31, 2002 due to borrowings made in connection with substantial capital expenditures, as well as timberland acquisitions, dividends and stock repurchases in 2001 and decreased operating profits in fiscal years 2002 and 2001 compared with fiscal year 2000. We have been able to reduce borrowed debt this fiscal year by $67.2 million by maintaining a lower level of capital spending on new projects and by improving operating results through the implementation of our business process improvement initiatives. In addition, we have suspended our dividend until operating profits and cash flow return to more acceptable levels. We expect to continue to reduce debt in fiscal year 2004 by continuing to focus on operational improvements and modest levels of capital spending.

During December 2003, we entered into a new four-year $250 million senior unsecured revolving credit facility. The initial borrowings under the new revolving credit facility were used to repay and cancel our old $250 million senior unsecured revolving credit facility and to pay transaction costs on the new revolving credit facility.

As of October 31, 2003, our aggregate annual debt principal repayments are as follows:

| Fiscal Year | Principal Amount |
|---|---|
| 2004 | $ 5,000,000 |
| 2005 (a) | 149,000,000 |
| 2006 | 85,500,000 |
| 2007 | — |
| 2008 | 24,000,000 |
| 2009 | 215,000,000 |
| 2010 | 15,000,000 |
| 2011-2018 | 14,500,000 |

(a) Includes $119 million drawn on our $250 million revolving credit facility that was repaid in December 2003 and replaced with a new $250 million senior unsecured revolving credit facility that expires in December 2007.

We believe that our cash flow generated from operations and available borrowings under our revolving credit facility and our uncommitted line of credit provide sufficient resources to fund operations and to meet our debt payment obligations and foreseeable capital expenditure requirements.

**Other**

We continually review any known environmental exposures including the cost of remediation. At the present time, we are not aware of any environmental liabilities that would have a material impact on the consolidated financial statements.

Although we believe that we are in substantial compliance with federal, state and local laws regarding environmental quality, the Environmental Protection Agency (EPA) has issued a final air and water quality rule referred to as the "Cluster Rule." We estimate that over the next 2 to 4 years required pollution control capital expenditures could range from $10 million to $15 million. We have included these and other envirnomental expenditures in our capital expenditure budget discussed above.

Although future pollution control expenditures cannot be predicted with any certainty and could continue to escalate because of continuing changes in laws and regulations and uncertainty as to how they will be interpreted and applied, we believe that compliance with these regulations will not have a material impact on our capital expenditures, earnings or competitive position.

As part of an industry-supported effort, forestry regulations have been developed in Oregon and Washington to protect salmon. These regulations restrict the harvest of timber near streams and other environmentally sensitive areas, thereby reducing the timber that can be harvested and increasing costs.

Our exposure to market risks on our financial instruments is limited to interest rate changes on variable rate debt, including debt under our revolving credit facilities and interest rate swaps. The interest rates applied to our variable rate borrowings and swaps are adjusted often and therefore react quickly to any movement in the general trend of market interest rates. Interest expense incurred annually related to our variable rate debt is dependent upon the amount outstanding during the year and the extent to which interest rates rise and fall. We do not engage in commodity, currency or interest rate hedging arrangements or engage in transactions involving derivatives, other than our entering into the interest rate swaps to obtain a lower effective interest rate on our borrowings. See Note 5 to our financial statements included in Item 8 for a more detailed discussion of our interest rate swaps. If the weighted average interest rate on our variable rate debt increased by 1.0% per annum, our annual interest expense would increase by $2.1 million based on our outstanding debt as of October 31, 2003.

**Critical Accounting Policies**

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires us to establish accounting policies and to make estimates that affect both the amounts and timing of the recording of assets, liabilities, revenues and expenses. Our critical accounting policies are those that may require a higher level of judgment, estimates and complexity. We believe our most critical accounting policies are those which deal with pension expense and income and impairment of long-lived assets.

**Pension** - Assumptions used in the determination of pension income, including the discount rate, the expected return on plan assets, and increases in future compensation are evaluated by us, reviewed with the plan actuaries annually and updated as appropriate. Actual experience that differs from the assumptions could have a significant impact on our financial position and results from operations.

We base our discount rate assumptions on rates of return on long term high-quality bonds. The company reduced its discount rate as of October 31, 2002 to 6.75% from 7.0% to reflect decreases in rates of return on high-quality bonds which had occurred from the prior year. The discount rate of 6.75% was used in the determination of net periodic pension income for fiscal year 2003. In addition, the company reduced its discount rate as of October 31, 2003 to 6.50% from 6.75% to reflect decreases in rates of return for high-quality bonds which have occurred since October 31, 2002. Net periodic pension income for fiscal year 2004 will be based on the 6.50% assumed discount rate.

Our assumption regarding the expected rate of return on plan assets is based on historical and projected average rates of return for current asset classes in the plan investment portfolio. The expected rate of return for fiscal year 2003 was changed to 9% from 10% to reflect future expected returns for the portfolio and was used in determining net periodic pension income for the year. The expected rate of return for fiscal year 2004 will remain at 9%. At the end of fiscal year 2003, the plan assets consisted of approximately 90% equities and 10% other assets.

The changes in the discount rate and expected rate of return effective October 31, 2002 contributed substantially to the reduction in net periodic pension income for fiscal year 2003.

**Long-Lived Assets** - An impairment of a long-lived asset exists when the carrying value of an asset exceeds its fair value and when the carrying value is not recoverable through future operations.

We review the carrying value of our long-lived assets annually and when events and changes in circumstances indicate that the carrying value of the asset may not be recoverable through future operations. To estimate whether the carrying value of an asset group is impaired, we must estimate the undiscounted cash flows generated by the asset and the likelihood of the outcomes. If the carrying value of an asset group is not recoverable through the future cash flows, it is considered impaired. An impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated fair value.

**Forward-Looking Statements**

This Annual Report contains forward-looking statements, including statements concerning:

* future dividends;

* changes or growth in the general domestic and foreign economy, the forest products industry or the specific markets into which we sell products;

* anticipated improvement of operating results and earnings and expected cost reductions;

* anticipated working capital needs, including reducing inventory and raw materials;

* anticipated pricing and market conditions for the company's products, energy and certain raw materials, including log, paper, paperboard and converted products pricing and demand, costs of power, anticipated reductions in the amount of natural gas purchased from third-parties and the cost of wood chips;

* expected log harvest levels and customer and product focus;

* improvement of reliability and uptime of equipment, creating a more steady operation and better management of raw material purchases;

* anticipated savings and improvements to financial results from various business improvement projects and programs, including from procurement teams and processes and other reductions in spending;

* expected capital expenditures and the completion and results of capital expenditure projects;

* expected reductions of debt and interest expense;

* expected sales of power;

* possible effects of changes in currency exchange rates between the U.S. dollar and currencies of important export markets; and

* anticipated cost of compliance with certain environmental regulations and effects of environmental contingencies and litigation on financial conditions and results of operations.

Forward-looking statements are based on the company's estimates and projections on the date they are made, and are subject to a variety of risks and uncertainties. Actual events could differ materially from those anticipated by the company due to a variety of factors, including those factors outlined in the following "Factors That May Affect Our Future Operating Results" and, among others:

* developments in the world, national, or regional economy or involving the company's customers or competitors affecting supply of or demand for the company's products, energy or raw materials;

* changes in product, energy or raw material prices;

* delays in the implementation of cost savings initiatives or the failure to obtain expected benefits from cost savings initiatives;

* capital project delay, cost overruns or unforeseen maintenance on capital assets;

* unforeseen developments in the company's business;

* adverse changes in the capital markets or interest rates affecting the cost or availability of financing; or

* other unforeseen events.

We do not undertake any obligation to update forward-looking statements should circumstances or our estimates or projections change.

**FACTORS THAT MAY AFFECT OUR FUTURE OPERATING RESULTS**

*You should carefully consider the risks and uncertainties described below and the other information in this report. They are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently deem immaterial also may impair our business. If any of the following risks actually occur, our business, financial* *condition and operating results could be materially adversely affected and the trading price of our common stock and other securities could decline.*

***Cyclical industry conditions and commodity pricing have adversely affected and may continue to adversely affect our financial condition and results of operations.***

Our operating results reflect the general cyclical pattern of the forest, paper and packaging products industries. Most of our products are commodity products and are subject to competition from other timber companies and paper and paperboard products manufacturers worldwide. Historically, prices for our products have been volatile, and we, like other participants in the forest, paper and packaging products industries, have limited influence over the timing and extent of price changes for our products. Product pricing is significantly affected by the relationship between supply and demand in the forest, paper and packaging products industries. Product supply is influenced primarily by fluctuations in available manufacturing capacity. Demand is affected by the state of the economy in general and a variety of other factors. The demand for our timber is primarily affected by the level of new residential construction activity and home repair and remodeling activity. Demand for our paper and packaging products is primarily affected by the state of the global economy in general and the economies in North America and East Asia in particular. A prolonged and severe weakness in the markets for one or more of our principal products could seriously harm our financial condition and results of operations and our ability to satisfy our cash requirements, including the payment of interest and principal on our debt.

***Our industries are highly competitive and subject to wide price fluctuations that could adversely affect our results of operations.***

The forest, paper and packaging products industries are highly competitive globally, and no single company is dominant. These industries have suffered, and continue to suffer, from excess capacity. During fiscal year 2003, our Longview mill operated at 70% of capacity. These industries are also capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover marginal costs. Our competitors include large, vertically integrated forest, paper and packaging products companies and numerous smaller companies. Larger companies that compete with us in each of our markets may be better able to withstand the adverse nature of the business cycle because they may have greater financial resources than we do. In the past, we have seen significant competition in our export markets as our global competitors have benefited from the strength of the U.S. dollar relative to their currencies. These conditions have contributed to substantial price competition and volatility within our industry, especially during periods of reduced demand. During fiscal 2003, the U.S. dollar has gradually weakened which has had a positive effect on our export business, particularly on European competition in the Japanese lumber market and in turn gave the Japanese buyer an advantage to purchase U.S. wood products. If this trend reverses, future decreases in prices for our products would adversely affect our operating results. These factors, coupled with our substantial leveraged position, may harm our ability to respond to competition and other market conditions.

***Price fluctuations in raw materials could adversely affect our ability to cost effectively obtain the materials needed to manufacture our products.***

The most significant raw material used in our operations is fiber, including wood, recycled and other fiber, which during fiscal year 2003 accounted for 37.3% of our costs of products produced in our paper and paperboard segment, not including shipping, warehousing and outward freight. We obtained approximately 88% of our wood fiber requirements at open market prices during fiscal year 2003. We also obtained almost all of our recycled fiber on the open market. Wood and recycled fiber are both subject to commodity pricing, which fluctuates on the basis of market factors over which we have no control. In addition, the cost of fiber that we purchase in the market has at times fluctuated greatly because of economic or industry conditions, particularly the conditions in the Pacific Northwest, where we purchase most of our fiber. Further, our access to wood fiber could be adversely affected by consolidation of sawmills in the Pacific Northwest that supply wood fiber to our Longview mill, mill closures due to oversupplied domestic lumber markets, as well as more stringent environmental or other regulations affecting the supply or cost of timber to those sawmills. We may not be able to pass any future raw material cost increases through to our customers through product price increases. Increased costs of raw materials, and our inability to pass increased costs through to our customers could harm our financial condition, results of operations and cash flow.

***Our operations require substantial capital and our capital resources may not be adequate to provide for all of our cash requirements.***

Our operations require substantial capital. Capital requirements for expansion, replacement and maintenance of existing facilities or equipment or to comply with existing and future changes in environmental laws and regulations may be substantial. Although we maintain our equipment with regular periodic and scheduled maintenance, we cannot be sure that key pieces of equipment will not need to be repaired or replaced or that we will not incur significant additional costs associated with environmental compliance. The costs of repairing or replacing equipment and the associated downtime of an affected production line could harm our financial condition, results of operations and cash flow. If our future capital resources are inadequate to provide for our operating needs, capital expenditures and other cash requirements on economic terms, our business, financial condition, results of operations and cash flow could be harmed.

***We are subject to significant environmental regulation and environmental compliance expenditures and liabilities.***

Our businesses are subject to many federal, state and local environmental, health and safety laws and regulations, particularly with respect to the restoration and reforestation of timberlands, harvesting timber near waterways, discharges of pollutants and emissions, and the management, disposal and remediation of hazardous substances or other contaminants. Compliance with these laws and regulations is a significant factor in our business and we have incurred, and expect to continue to incur, significant expenditures to remain in compliance. We expect that the environmental laws and regulations to which we are subject will become more stringent and more stringently enforced in the future. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.

Some environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. Investigations may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. Consequently, we cannot be sure that existing or future circumstances or developments with respect to contamination, including unanticipated discovery of contamination or discharges of hazardous substances, will not require significant expenditures by us or that internally generated funds or other sources of liquidity and capital will be sufficient to fund unforeseen environmental liabilities or expenditures.

Some environmental laws permit individuals, citizens groups and other third parties to file claims against us based upon alleged violations of laws or damages to property stemming from contamination, or upon alleged injury to persons stemming from exposure to hazardous substances used or otherwise controlled by us. We may be required to expend significant sums to defend and/or settle existing or future claims.

***High energy costs could adversely affect our results of operations.***

Energy costs are a significant variable operating expense for us and are susceptible to rapid and substantial price increases and volatility. Although our costs for energy declined during fiscal year 2003, they remain at relatively high levels and could rapidly increase. Should energy costs increase in future periods, we may not be able to pass all increased energy costs through to our customers. In addition, the primary contracts pursuant to which we advantageously purchased and sold power in the past have expired and, under current terms, we have less flexibility in our ability to mitigate the costs of energy used by our facilities.

***Changes in the value of the U.S. dollar relative to other currencies and offshore manufacturing could result in fluctuations in the price of and the demand for our products.***

While all of our revenues are earned in U.S. dollars, a large portion of our sales are made to customers operating in markets that use currencies other than U.S. dollars. For the fiscal year 2003, exports accounted for over 13.1% of our total sales. Of this amount, 5.3% of our total sales came from timber export sales, all to Japan, and 7.8% of our total sales came from export sales of paper and paperboard, primarily to Hong Kong, Canada and Southeast Asia. In fiscal year 2003, the weakening of the U.S. dollar relative to the currencies of these countries has helped our products be more competitive in the export market. However, strengthening in the value of the U.S. dollar relative to the currencies of these countries could make it more expensive for our customers operating in foreign markets to purchase our products, could make our products less price competitive with our foreign competitors, and could consequently reduce the demand for our products. In addition, adverse currency valuations could make paper and paperboard from foreign competitors more price competitive in the U.S. market. This situation has caused, and from time to time in the future may cause, excess supply of paper and paperboard in the United States, which, in turn, would likely result in a decrease in U.S. paper and paperboard prices.

In addition, the migration of domestic manufacturing to offshore locations, particularly to China as we have seen in fiscal 2003, could adversely affect the pricing of and demand for our products domestically.

***Our substantial debt could adversely affect our cash flow and prevent us from responding to economic, industry or competitive conditions and fund operational requirements.***

We have a significant amount of debt. At our October 31, 2003 fiscal year end, we had $507.0 million of borrowed debt. Our substantial amount of debt could have important consequences to you. For example, it could:

* increase our vulnerability to general adverse economic and industry conditions;

* require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our

cash flow to fund future capital expenditures, working capital and other general corporate requirements;

* limit our flexibility in planning for, or reacting to, changes in our business and the forest, paper and packaging products industries, which may place us at a competitive disadvantage compared with competitors that have less debt; and

* limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

***Natural disasters or other events may cause losses to our timber holdings or limit our ability to harvest our timber.***

The volume and value of timber that can be harvested from our lands may be limited by natural disasters and other events such as fire, insect infestation, disease, ice storms, wind storms, flooding, other weather conditions and other causes. The occurrence of any of these events could harm our business, financial condition and results of operations. Further, as is typical in the industry, we do not maintain insurance for any loss of our standing timber from natural disasters or other causes. In addition, fire and other natural disasters in adjacent or nearby timberlands may limit our access to, or impede our ability to harvest, our timber. In periods of poor logging conditions, we may harvest less timber than expected, thus impacting our net sales of timber during that period.

***Our business and financial performance may be harmed by future labor disruptions.***

Over 2,000 of our employees, or over 60% of our workforce, are parties to collective bargaining agreements. As a result, there is a risk of work stoppage due to strikes or walkouts. We have 11 collective bargaining agreements expiring at various times through calendar year 2007, including four agreements covering approximately 350 employees that will expire during calendar year 2004. Any significant work stoppage as a result of the failure to successfully negotiate new collective bargaining agreements could have a material adverse effect on our business, financial condition and results of operations.

***Our pulp and paper mill and all of our paper machines are located at a single complex in Longview, Washington.***

Our pulp and paper mill and all of our paper machines are located at a single complex in Longview, Washington. Since we do not have pulp and paper production elsewhere, a material disruption at our mill could result in a material disruption of our paper making operations. Such disruptions could be caused by:

* prolonged power failures;

* a breakdown of our continuous pulp digesters or recovery furnaces;

* chemical spill or release;

* disruptions in the transportation infrastructure including railroad tracks, bridges, tunnels and roads; or

* fires, floods, earthquakes or other disasters.

Although we currently have certain business insurance and replacement value insurance, we cannot assure you that we are adequately insured to cover the total amount of any losses caused by any of the above events. In addition, we are not insured against any losses due to interruptions in our business due to damage to or destruction of our Longview pulp and paper making complex caused by earthquakes or to major transportation infrastructure disruptions or other events that do not occur on our premises. A disruption in our pulp and paper operations would also adversely affect our converting plants, which in fiscal year 2003 obtained approximately 94% of their paper and paperboard requirements from our mill.

## *Item 7A — Quantitative and Qualitative Disclosures About Market Risk*

We generally do not engage in commodity, currency or interest rate hedging arrangements or engage in transactions involving derivatives, but we have entered into two interest rate swaps to obtain a lower effective interest rate on our borrowings. See Note 5 to our financial statements included in Item 8 for a more detailed discussion of our interest rate swaps. Our exposure to market risks on our financial instruments is limited to interest rate changes on variable rate debt, including debt under our revolving credit facilities. The interest rates applied to our variable rate borrowings are adjusted often and therefore react quickly to any movement in the general trend of market interest rates. Interest expense incurred annually related to our variable rate debt is dependent upon the amount outstanding during the year and the extent to which interest rates rise and fall. If the weighted average interest rate on our variable rate debt increased by 1.0% per annum, our annual interest expense would increase by $2.1 million based on our outstanding debt as of October 31, 2003.

*Item 8. Financial Statements and Supplementary Data*



**Financial Statement Schedules**

Schedules have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto of this Form 10-K.

## REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Longview Fibre Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Longview Fibre Company and its subsidiaries at October 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

**PRICEWATERHOUSECOOPERS LLP**
PRICEWATERHOUSECOOPERS LLP

Portland, Oregon
December 9, 2003

# CONSOLIDATED STATEMENT OF INCOME

| (thousands except per share) | Years Ended October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| **NET SALES** | $ 773,337 | $ 769,281 | $ 875,955 |
| Timber | 163,000 | 172,178 | 161,129 |
| Paper and paperboard | 202,549 | 174,920 | 195,765 |
| Converted products | 407,788 | 417,451 | 441,975 |
| Power | — | 4,732 | 77,086 |
| Cost of products sold, including outward freight | 656,581 | 657,434 | 728,062 |
| **GROSS PROFIT** | 116,756 | 111,847 | 147,893 |
| Selling, administrative and general expenses | 72,154 | 71,570 | 72,146 |
| **OPERATING PROFIT** | 44,602 | 40,277 | 75,747 |
| Timber | 64,145 | 71,212 | 65,238 |
| Paper and paperboard (including allocated power profits) | (10,780) | (18,214) | 2,173 |
| Converted products (including allocated power profits) | (8,763) | (12,721) | 8,336 |
| Interest income | 327 | 1,993 | 480 |
| Interest expensed | (43,099) | (44,858) | (39,626) |
| Miscellaneous | 6,724 | 5,921 | 1,066 |
| **INCOME BEFORE INCOME TAXES** | 8,554 | 3,333 | 37,667 |
| **PROVISION (BENEFIT) FOR TAXES ON INCOME (see Note 6)** | | | |
| Current | (126) | (8,618) | (1,161) |
| Deferred | 3,326 | 6,818 | 14,161 |
| | 3,200 | (1,800) | 13,000 |
| **NET INCOME** | $ 5,354 | $ 5,133 | $ 24,667 |
| Per share | $ 0.10 | $ 0.10 | $ 0.48 |

# CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

| (thousands except per share) | Years Ended October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| **COMMON STOCK:** | | | |
| Balance at beginning of year | $ 76,615 | $ 76,615 | $ 77,365 |
| Less ascribed value of stock purchased | — | — | (750) |
| Balance at end of year | $ 76,615 | $ 76,615 | $ 76,615 |
| **ADDITIONAL PAID-IN CAPITAL:** | | | |
| Balance at beginning of year | $ 3,306 | $ 3,306 | $ 3,306 |
| Balance at end of year | $ 3,306 | $ 3,306 | $ 3,306 |
| **RETAINED EARNINGS:** | | | |
| Balance at beginning of year | $ 349,075 | $ 345,474 | $ 351,371 |
| Net income | 5,354 | 5,133 | 24,667 |
| Less cash dividends on common stock ($0.04, $0.03, $0.48, per share, respectively) | (2,043) | (1,532) | (24,553) |
| Less purchases of common stock | — | — | (6,011) |
| Balance at end of year | $ 352,386 | $ 349,075 | $ 345,474 |
| **COMMON SHARES:** | | | |
| Balance at beginning of year | 51,077 | 51,077 | 51,577 |
| Less purchases | — | — | (500) |
| Balance at end of year | 51,077 | 51,077 | 51,077 |

The accompanying notes are an integral part of the financial statements.

# CONSOLIDATED BALANCE SHEET

| (dollars in thousands except per share) | October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| **ASSETS** | | | |
| Current assets: | | | |
| Accounts and notes receivable | $ 99,754 | $ 101,930 | $ 99,419 |
| Allowance for doubtful accounts | 1,350 | 1,350 | 1,350 |
| Taxes on income, refundable | — | 2,293 | — |
| Inventories (see Note 2) | 65,348 | 71,589 | 83,218 |
| Other | 7,109 | 7,458 | 8,595 |
| Total current assets | 170,861 | 181,920 | 189,882 |
| Capital assets: | | | |
| Buildings, machinery and equipment at cost | 1,815,959 | 1,828,841 | 1,806,039 |
| Accumulated depreciation | 1,094,266 | 1,059,778 | 1,004,620 |
| Costs to be depreciated in futureyears (see Note 3) | 721,693 | 769,063 | 801,419 |
| Plant sites at cost | 3,549 | 3,524 | 3,483 |
| | 725,242 | 772,587 | 804,902 |
| Timber at cost less depletion | 185,216 | 187,597 | 191,530 |
| Roads at cost less amortization | 8,481 | 8,976 | 9,285 |
| Timberland at cost | 20,168 | 20,133 | 20,116 |
| | 213,865 | 216,706 | 220,931 |
| Total capital assets | 939,107 | 989,293 | 1,025,833 |
| Pension and other assets (see Note 8) | 145,436 | 135,229 | 108,733 |
| | $1,255,404 | $1,306,442 | $1,324,448 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| Current liabilities: | | | |
| Payable to bank resulting from checks in transit | $ 11,190 | $ 7,464 | $ 11,365 |
| Accounts payable | 53,132 | 51,168 | 60,636 |
| Short-term borrowings (see Note 4) | 44,000 | 2,000 | 8,000 |
| Payrolls payable | 13,465 | 12,138 | 16,435 |
| Federal income taxes payable | — | — | 606 |
| Other taxes payable | 8,465 | 9,634 | 9,781 |
| Current installments of long-term debt | — | 62,400 | 45,000 |
| Total current liabilities | 130,252 | 144,804 | 151,823 |
| Long-term debt (see Note 5) | 463,003 | 510,195 | 540,400 |
| Deferred taxes - net (see Note 6) | 195,410 | 191,742 | 184,947 |
| Other liabilities | 34,432 | 30,705 | 21,883 |
| Commitments (see Note 9) | — | — | — |
| Shareholders' equity: | | | |
| Preferred stock; authorized 2,000,000 shares | — | — | — |
| Common stock, ascribed value $1.50 per share; authorized 150,000,000 shares; issued 51,076,567 shares (see Note 11) | 76,615 | 76,615 | 76,615 |
| Additional paid-in capital | 3,306 | 3,306 | 3,306 |
| Retained earnings | 352,386 | 349,075 | 345,474 |
| Total shareholders' equity | 432,307 | 428,996 | 425,395 |
| | $1,255,404 | $1,306,442 | $1,324,448 |

The accompanying notes are an integral part of the financial statements.

# CONSOLIDATED STATEMENT OF CASH FLOWS

| (thousands) | Years Ended October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| **CASH PROVIDED BY (USED FOR) OPERATIONS:** | | | |
| Net income | $ 5,354 | $ 5,133 | $ 24,667 |
| Charges to income not requiring cash: | | | |
| Depreciation | 70,737 | 69,376 | 66,235 |
| Depletion and amortization | 7,510 | 6,407 | 5,331 |
| Deferred taxes - net | 3,668 | 6,795 | 13,429 |
| (Gain) loss on disposition of capital assets | (3,368) | (2,357) | 3,037 |
| Change in: | | | |
| Accounts and notes receivable | 2,176 | (2,511) | 15,424 |
| Taxes on income, refundable | 2,293 | (2,293) | — |
| Inventories | 6,241 | 11,629 | (1,195) |
| Other | 349 | 1,137 | 937 |
| Pension and other noncurrent assets | (10,590) | (26,113) | (19,028) |
| Accounts, payrolls and other taxes payable | 7,984 | (11,495) | 1,365 |
| Federal income taxes payable | — | (606) | (2,032) |
| Other noncurrent liabilities | 3,727 | 8,822 | 2,323 |
| Cash provided by operations | 96,081 | 63,924 | 110,493 |
| **CASH PROVIDED BY (USED FOR) INVESTING:** | | | |
| Additions to: Plant and equipment | (31,815) | (40,382) | (115,530) |
| Timber and timberlands | (4,970) | (3,584) | (4,101) |
| Proceeds from sale of capital assets | 12,092 | 7,080 | 1,132 |
| Cash used for investing | (24,693) | (36,886) | (118,499) |
| **CASH PROVIDED BY (USED FOR) FINANCING:** | | | |
| Additions to long-term debt | — | 213,812 | 94,500 |
| Reduction in long-term debt | (109,209) | (227,000) | (20,000) |
| Short-term borrowings | 42,000 | (6,000) | (35,070) |
| Payable to bank resulting from checks in transit | 3,726 | (3,901) | 1,980 |
| Accounts payable for construction | (5,862) | (2,417) | (2,090) |
| Cash dividends | (2,043) | (1,532) | (24,553) |
| Purchase of common stock | — | — | (6,761) |
| Cash provided by (used for) financing | (71,388) | (27,038) | 8,006 |
| Change in cash position | — | — | — |
| Cash position, beginning of year | — | — | — |
| Cash position, end of year | $ — | $ — | $ — |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | | | |
| Cash paid (received) during the year for: | | | |
| Interest (net of amount capitalized) | $ 40,859 | $ 36,926 | $ 38,539 |
| Capitalized interest | 1,278 | 1,971 | 2,054 |
| Income taxes | (2,394) | (5,757) | 1,204 |

The accompanying notes are an integral part of the financial statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Note 1 - Summary of accounting policies:

**Principles of consolidation**
The financial statements include the accounts of the company and all subsidiaries after elimination of intercompany balances and transactions.

**Inventories**
Inventories are stated at the lower of cost or market. Cost is determined on a last-in, first-out method except for supplies at current averages.

**Property and depreciation**
Buildings, machinery and equipment are recorded at cost and include those additions and improvements that add to production capacity or extend useful life. Cost includes interest capitalized during the construction period on all significant asset acquisitions. Impairment is reviewed annually, or whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recovered. Impairment evaluates whether or not the undiscounted future cash flows generated by an asset will exceed its carrying value. If estimated future cash flows indicate the carrying value of an asset or group of assets may not be recoverable, impairment exists, and the asset's net book value is written down to its estimated realizable value. When properties are sold or otherwise disposed, the cost and the related accumulated depreciation are removed from the respective accounts and the resulting profit or loss is recorded in income. The costs of maintenance and repairs are charged to income when incurred.

Depreciation for financial accounting purposes is computed on the straight-line basis over the estimated useful lives of the assets. The estimated useful lives of assets range from 20 to 40 years for buildings and principally from 15 to 20 years for machinery and equipment.

**Timberlands, depletion and amortization**
Timber, timberlands and timber roads are stated at cost, net of accumulated depreciation, depletion and amortization. Timber is tracked on a county-by-county basis whereby capital costs and recoverable timber volumes are accumulated in the county in which the related timber is located. Timber, upon reaching the age of 35 years, is considered merchantable and available for harvesting, with all timber younger than 35 years of age being classified as premerchantable. Expenditures for reforestation, including costs such as site preparation, tree planting, fertilization and herbicide application within two years after planting, are capitalized and depleted as timber is harvested. After two years of age, seedling reforestation maintenance and tree farm management costs, consisting of recurring items necessary to the ownership and administration of the timber and timberlands, are recorded as a current period expense.

Provision for depletion of merchantable timber represents a charge per unit of production (depletion rate) applied to actual harvest volumes. Depletion rates are determined on a county-by-county basis and are developed using total capital costs and current recoverable merchantable volumes in the county in which the related timber is located. A computer growth index model is utilized to track the timber volumes through the growth cycle and is based upon actual growth rates from permanent timber growth plots throughout the Northwest. Countywide depletion rates are adjusted every five years for timber maturity, estimated growth, and actual harvest volumes for the prior five-year period. Countywide depletion rates are uniform regardless of the merchantable timber age, species or quality.

Direct costs associated with the building of the primary access timber roads are capitalized and amortized on the straight-line basis over estimated useful lives ranging from 3 to 15 years. Costs incurred on timber roads that serve short-term harvest needs are expensed as incurred.

Costs for road base construction of mainline roads, such as clearing and grading, are not amortized and remain a capitalized cost until disposition as they provide permanent value to the timberlands.

No gain or loss is recognized on timberland exchanges since the earnings process is not considered complete until timber is harvested and marketed.

**Financial instruments**
We account for derivative financial instruments pursuant to Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended. This standard requires that all derivative financial instruments, such as interest rate swap contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows.

**Earnings per share**
Basic and diluted income per common share is computed on the basis of weighted average shares outstanding of 51,076,567 for 2003 and 2002 and 51,151,567 for 2001.

**Pension and other benefit plan costs**
Our policy is to accrue as cost an amount computed by the actuary and to fund at least the minimum amount required by ERISA.

**Revenue recognition**
We recognize revenues upon shipment when the sales price is fixed or determinable, title transfers and risk of loss has passed to the customer. Sales allowances for

doubtful accounts were $1,350,000 at October 31, 2003, 2002 and 2001. Bad debt expense for the years ended October 31, 2003, 2002 and 2001 were $715,000, $877,000 and $453,000, respectively.

**Reclassifications**
Prior year amounts have been reclassified to conform to current year classifications. These reclassifications have no impact upon net income or shareholders' equity.

**Use of estimates**
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires us to establish accounting policies and to make estimates that affect both the amounts and timing of the recording of assets, liabilities, revenues and expenses. Our critical accounting policies are those that may require a higher level of judgment, estimates and complexity. Actual results could differ from those estimates.

## Note 2 — Inventories:

Inventories consist of the following:

| (thousands) | October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Finished goods | $ 34,450 | $ 34,976 | $ 37,618 |
| Goods in process | 25,539 | 30,243 | 35,385 |
| Raw materials | 7,054 | 7,725 | 14,042 |
| Supplies (at average cost) | 39,562 | 40,399 | 42,259 |
| | 106,605 | 113,343 | 129,304 |
| LIFO Reserve | (41,257) | (41,754) | (46,086) |
| | $ 65,348 | $ 71,589 | $ 83,218 |

During 2003 and 2002 inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory, the effect of which increased net income by approximately $700,000 or $0.01 per share, and $1,400,000, or $0.03 per share, for 2003 and 2002, respectively.

## Note 3 — Buildings, machinery and equipment:

Buildings, machinery and equipment consist of the following:

| (thousands) | October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Buildings - net | $ 84,938 | $ 86,016 | $ 89,013 |
| Machinery and equipment - net | 636,755 | 683,047 | 712,406 |
| | $ 721,693 | $ 769,063 | $ 801,419 |

## Note 4 - Short-term borrowings:

At October 31, 2003, we had bank lines of credit totaling $265 million. Of this amount, $250 million was under a credit agreement with a group of banks expiring December 10, 2004. The agreement provides for borrowings at the Offshore Rate (LIBOR based) plus a spread, currently 2.50%, or the bank's Reference Rate plus a spread, currently 1.25%. Up to $50 million of the credit agreement can be used for letters of credit at a fee that is the same as the Offshore Rate spread. The agreement provides for a commitment fee on the unused portion, currently 0.60% per year. At October 31, 2003, we had borrowings of $119 million under this credit agreement and $15.5 million of letters of credit issued under this credit agreement. Covenants of the credit agreement include tests of minimum net worth, long-term borrowing, fixed charge coverage ratio and restrictions on payment of dividends.

We have a $15 million uncommitted line of credit of which $5 million was borrowed at October 31, 2003.

Short-term borrowings of $80 million, $127 million and $309 million at October 31, 2003, 2002 and 2001, respectively, under the above agreements, have been reclassified as long-term debt because they are to be renewed and replaced with borrowings due beyond one year and into future periods.

Short-term borrowing activity, including the amount reclassified as long-term, is summarized as follows:

| (thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Short-term borrowings October 31 | $124,000 | $129,000 | $317,000 |
| Interest rate October 31 | 5.4% | 5.9% | 4.3% |
| Average daily amount of short-term borrowings outstanding during year | $115,213 | $201,775 | $328,176 |
| Average* interest rate during year | 5.7% | 5.1% | 6.7% |
| Maximum amount of short-term borrowings at any month end | $132,000 | $339,000 | $317,000 |

* Computed by dividing interest incurred by average daily short-term borrowings outstanding.

## Note 5 — Long-term debt:

Long-term debt consists of the following:

| (thousands) | October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Senior notes due through 2010 (4.39%-8.84%) - Note (a) | $ 154,500 | $ 204,500 | $ 249,500 |
| Revenue bonds payable through 2018 (floating rates, currently 1.05%-1.20%) - Note (b) | 14,500 | 26,900 | 26,900 |
| Senior subordinated notes due 2009 (10%) - Note (c) | 214,003 | 213,812 | — |
| Notes payable - banks - Note 4 above | 80,000 | 127,000 | 309,000 |
| | 463,003 | 572,212 | 585,400 |
| Less current installments | — | 62,400 | 45,000 |
| | 463,003 | 509,812 | 540,400 |
| Fair value adjustments - mark-to-market - Note (d) | — | 383 | — |
| Net long-term debt | $ 463,003 | $ 510,195 | $ 540,400 |

| Scheduled maturities | |
|---|---|
| 2005 | $ 110,000 |
| 2006 | 85,500 |
| 2007 | — |
| 2008 | 24,000 |
| 2009-2018 | 243,503 |
| | $ 463,003 |

Note (a) Covenants of the senior notes include tests of minimum net worth, short-term borrowing, long-term borrowing, fixed charge coverage ratio and restrictions on payment of dividends.

At October 31, 2003, approximately $18.2 million of consolidated retained earnings was unrestricted as to the payment of dividends. Dividends cannot exceed net income for the fiscal year.

Note (b) Primarily incurred upon the purchase of manufacturing equipment. At October 31, 2003, $14,500,000 was collateralized by liens on the equipment.

Note (c) In January 2002, we closed an offering of $215 million 10% Senior Subordinated Notes due 2009 (the "Notes") and entered into a three-year $250 million senior unsecured revolving credit facility. The proceeds of the Notes and the initial borrowing under the revolving credit facility were used to repay and cancel our $320 million revolving credit facility, prepay $25.0 million of 7.75% Series B Senior Notes due April 18, 2002, pay transaction costs relating to the Notes and the revolving credit facility and to irrevocably place into an escrow account $20.5 million, the amount that together with accrued interest, was sufficient to repay our $20.0 million 6.76% Senior Notes on August 15, 2002, at their maturity. Covenants of the Notes include restrictions on investments, incurrence of indebtedness and payment of dividends.

Note (d) In April 2002, we entered into two interest rate swap agreements (the "April 2002 Agreements") relating to $70 million of the Senior Subordinated Notes in an effort to manage our exposure to fixed rate debt by converting a portion of our outstanding debt from a fixed to variable interest rate. In October 2002, we terminated the April 2002 Agreements and entered into two new interest rate swap agreements (the "October 2002 Agreements"). In May 2003, we terminated the October 2002 Agreements. Deferred gains recognized on the October 2002 and May 2003 terminations were $5.4 million and $2.7 million, respectively, and are recognized as a reduction of interest expense over the remaining life of the Senior Subordinated Notes.

In July 2003, we entered into two new interest rate swap agreements (the "July 2003 Agreements") with notional amounts of $70 million which mature on January 15, 2009 and involve the exchange of fixed interest rate payments for variable interest rate payments without the exchange of the underlying principal amounts. Variable rates are based on LIBOR and are reset on a semi-annual basis. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the July 2003 Agreements and recognized as an adjustment to interest expense. The deferred gain on the terminated agreements was $6.9 million and $5.3 million at October 31, 2003 and 2002, respectively. The deferred gain is included in other liabilities in the accompanying balance sheet and will reduce interest expense over the term of the Senior Subordinated Notes. The mark-to market adjustment for the period October 2002 resulted in a derivative asset of $383 thousand, with a corresponding fair value adjustment to long-term debt.

## Note 6 — Income taxes:

Provision (benefit) for taxes on income is made up of the following components:

| (thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Current: | | | |
| Federal | $ — | $ (8,452) | $ (1,072) |
| State | (126) | (166) | (89) |
| Total current tax | (126) | (8,618) | (1,161) |
| Deferred: | | | |
| Federal | 4,388 | 6,752 | 13,672 |
| State | (1,062) | 66 | 489 |
| Total deferred tax | 3,326 | 6,818 | 14,161 |
| Total tax provision (benefit) | $ 3,200 | $ (1,800) | $ 13,000 |

An analysis of the effective income tax rate as compared to the expected federal income tax rate is as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Expected federal income tax rate | 35% | 35% | 35% |
| State income taxes less federal income tax benefit | (9) | (2) | 1 |
| Credits | (7) | (70) | — |
| Other | 18 | (17) | (1) |
| Effective income tax rate | 37% | (54)% | 35% |

The deferred income tax liabilities (assets) recorded in the Consolidated Balance Sheet as of October 31, are as follows:

| (thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Deferred tax assets: | | | |
| Alternative minimum tax | $ (17,186) | $ (17,344) | $ (9,426) |
| State credits and other assets | (8,317) | (6,595) | (6,607) |
| Total deferred tax assets | (25,503) | (23,939) | (16,033) |
| Deferred tax liabilities: | | | |
| Depreciation/depletable assets | 183,869 | 180,697 | 171,124 |
| Employee benefit plans | 32,555 | 30,831 | 25,678 |
| Other liabilities | 282 | 288 | 290 |
| Total deferred tax liabilities | 216,706 | 211,816 | 197,092 |
| Total deferred income taxes | $191,203 | $ 187,877 | $181,059 |
| Current deferred income tax assets | $ (4,207) | $ (3,865) | $ (3,888) |
| Non-current deferred income tax liability | $195,410 | $ 191,742 | $184,947 |

## Note 7 — Segment information:

We own and operate tree farms in Oregon and Washington which produce logs for sale and operate a sawmill in Washington. Our pulp and paper mill at Longview, Washington produces pulp which is manufactured into kraft paper and containerboard. The raw material fibers come primarily from purchased wood chips and sawdust with important contributions from fiber reclaimed from post-consumer and post-industrial waste, purchased bleach pulp, and augmented by log chipping operations owned by us and others. Our seventeen converting plants in twelve states produce shipping containers and merchandise bags. During fiscal year 2003, the tonnage of paper and paperboard obtained at our converting plants represented approximately 61% of the Longview mill production, either by direct shipment from our mill or from shipments under barter or buy/sell agreements.

Included in sales to customers are export sales, principally to Japan, China and Southeast Asia, of $101,270,000, $93,528,000 and $114,629,000 during 2003, 2002 and 2001, respectively, of which sales to Japan were $41,068,000, $46,035,000 and $55,665,000 during those respective years. All sales are made in U.S. dollars.

There are no intersegment sales as all manufacturing operations to produce primary or converted products for sale are considered integrated from the purchased wood to the sale of the finished product.

Identifiable assets are segregated or allocated to segments as follows:

1. Assets used wholly within a segment are assigned to that segment.

2. Assets used jointly by two segments are allocated to each segment on a percentage determined by dividing total cost of product into cost of product produced for each segment. Paper and paperboard assets of $261,683,000, $297,739,000 and $309,823,000 have been allocated to converted products at October 31, 2003, 2002 and 2001, respectively.

Power sales, depreciation, depletion and amortization and additions to capital assets have been segregated and allocated similarly to the method used for identifiable assets.

| (thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Sales to customers (including allocated power sales):** | | | |
| Timber | $ 163,000 | $ 172,178 | $ 161,129 |
| Paper and paperboard | 202,549 | 176,838 | 230,215 |
| Converted products | 407,788 | 420,265 | 484,611 |
| Total | 773,337 | 769,281 | 875,955 |
| **Income (loss) on sales (including allocated power profits):** | | | |
| Timber | 64,145 | 71,212 | 65,238 |
| Paper and paperboard | (10,780) | (18,214) | 2,173 |
| Converted products | (8,763) | (12,721) | 8,336 |
| Interest expensed and other-net | (36,048) | (36,944) | (38,080) |
| Income before income taxes | 8,554 | 3,333 | 37,667 |
| **Identifiable assets at October 31:** | | | |
| Timber | 263,028 | 269,502 | 271,571 |
| Paper and paperboard | 352,973 | 332,456 | 330,712 |
| Converted products | 639,403 | 704,484 | 722,165 |
| Total | 1,255,404 | 1,306,442 | 1,324,448 |
| **Depreciation, depletion and amortization:** | | | |
| Timber | 10,978 | 9,553 | 9,022 |
| Paper and paperboard | 22,277 | 18,500 | 17,976 |
| Converted products | 44,992 | 47,730 | 44,568 |
| Total | $ 78,247 | $ 75,783 | $ 71,566 |

| (thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Additions to capital assets:** | | | |
| Timber | $ 5,649 | $ 4,172 | $ 6,665 |
| Paper and paperboard | 12,250 | 11,948 | 23,647 |
| Converted products | 18,886 | 27,846 | 89,319 |
| Total | $ 36,785 | $ 43,966 | $119,631 |

## Note 8 - Retirement and other postretirement benefits:

### Retirement plans

We have two trusteed defined benefit pension programs which cover a majority of employees who have completed one year of continuous service. The plans provide benefits of a stated amount for each year of service with an option for some employees to receive benefits based on an average earnings formula.

The change in benefit obligation is as follows:

| (thousands) | Years ended October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Change in benefit obligation: | | | |
| Benefit obligation at beginning of year | $354,959 | $337,033 | $295,619 |
| Service cost | 8,095 | 7,707 | 6,942 |
| Interest cost | 23,230 | 22,604 | 22,113 |
| Amendments | 335 | 533 | 1,106 |
| Change in assumptions | 11,070 | 10,500 | 19,239 |
| Actuarial (gain) loss | (2,406) | (5,875) | 4,215 |
| Expected benefits paid | (17,494) | (17,543) | (12,201) |
| Benefit obligation at end of year | $377,789 | $354,959 | $337,033 |

The change in fair value of assets is as follows:

| (thousands) | Years ended October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Change in plan assets: | | | |
| Fair value of plan assets at beginning of year | $365,270 | $433,525 | $572,887 |
| Actual return (loss) on plan assets | 90,587 | (50,764) | (121,824) |
| Employee contribution | 3 | 3 | 5 |
| Benefits paid | (18,667) | (17,494) | (17,543) |
| Fair value of plan assets at end of year | $437,193 | $365,270 | $433,525 |

The funded status of the plan and pension asset recognized in the balance sheet are summarized as follows:

| (thousands) | October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Funded status | $ 59,405 | $ 10,311 | $ 96,492 |
| Unrecognized net actuarial (gain) loss | 35,892 | 63,499 | (45,749) |
| Unrecognized prior service cost | 28,933 | 41,577 | 46,975 |
| Unrecognized net asset at transition | — | — | (57) |
| Pension asset recognized in the consolidated balance sheet | $124,230 | $115,387 | $ 97,661 |

Major assumptions used in the calculation are as follows:

| | Years ended October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Discount rate for funded status | 6.50% | 6.75% | 7.0% |
| Discount rate for net periodic pension cost | 6.75% | 7.0% | 7.5% |
| Rate of compensation increase | 4.75% | 4.75% | 4.75% |
| Expected long-term rate of return on plan assets | 9.0% | 10.0% | 10.0% |

The components of net periodic pension income (cost) are summarized as follows:

| (thousands) | Years ended October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Service cost – benefits earned during the year | $ 8,095 | $ 7,708 | $ 6,942 |
| Interest cost on benefit obligation | 23,229 | 22,604 | 22,113 |
| Expected (return) on plan assets | (44,452) | (49,279) | (46,559) |
| Recognized net actuarial (gain) | (1,735) | (4,633) | (6,453) |
| Amortization of prior service cost | 6,020 | 5,931 | 6,449 |
| Amortization of net asset at transition | — | (57) | (811) |
| Net periodic benefit (income) | $ (8,843) | $ (17,726) | $ (18,319) |

### Savings plans

Voluntary savings plans are maintained for all employees who have completed one year of continuous service. The plans allow salary deferrals in accordance with IRC section 401(k) provisions. Our contribution as a matching incentive was $2,306,000, $2,544,000 and $2,399,000 during 2003, 2002 and 2001, respectively.

### Postretirement benefits other than pensions

We provide postretirement health care insurance benefits for all salaried and certain non-salaried employees and their dependents. Individual benefits generally continue until age 65. We do not pre-fund these benefits, and as such have no plan assets.

The change in the benefit obligation is as follows:

| (thousands) | Years ended October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Change in benefit obligation: | | | |
| Benefit obligation at beginning of year | $ 40,101 | $ 26,838 | $ 20,827 |
| Service cost | 1,133 | 1,422 | 985 |
| Interest cost | 2,003 | 2,573 | 1,767 |
| Actuarial loss | (8,924) | 10,488 | 4,187 |
| Benefits paid | (1,533) | (1,220) | (928) |
| Benefit obligation at end of year | $ 32,780 | $ 40,101 | $ 26,838 |

The funded status of the plan and postretirement liabilities recognized in the balance sheet are summarized as follows:

| (thousands) | October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Funded status | $ (32,780) | $ (40,101) | $ (26,838) |
| Unrecognized net (gain) loss | 806 | 9,730 | (527) |
| Unrecognized transition obligation | 4,484 | 4,983 | 5,482 |
| Accrued benefit cost | $ (27,490) | $ (25,388) | $ (21,883) |

The components of net periodic postretirement cost are summarized as follows:

| (thousands) | Years ended October 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Service cost – benefits earned during the year | $ 1,133 | $ 1,422 | $ 985 |
| Interest cost on benefit obligation | 2,003 | 2,573 | 1,767 |
| Amortization of transition obligation | 499 | 499 | 499 |
| Amortization of net loss | — | 231 | — |
| Net periodic benefit cost | $ 3,635 | $ 4,725 | $ 3,251 |

The net periodic postretirement benefit cost was calculated using a health care cost trend rate of 15% for the indemnity plan and 5.5% for the HMO plan. The accrued postretirement benefit cost at October 31, 2003 was calculated using a health care cost trend rate of 15% for the indemnity plan and 5.5% for the HMO plan. The trend rate declines each year until the ultimate health care cost trend rate of 5.5% is reached in the year 2009 for the indemnity plan. The ultimate health care cost trend rate of 5.5% was reached in 2000 for the HMO plan. A one percent increase in the health care cost trend rate assumption has a $2,798,000 effect on the accumulated postretirement benefit obligation as of October 31, 2003 and a $379,000 effect on the aggregate of the service and interest cost components of the net periodic postretirement benefit cost. A one percent decrease in the health care cost trend rate assumption has a $(2,477,000) effect on the accumulated postretirement benefit obligation as of October 31, 2003 and a $(326,000) effect on the aggregate of service and interest cost components of the net periodic postretirement benefit cost. The weighted-average discount rate used for the obligation was 6.50% for 2003, 6.75 for 2002 and 7.0% for 2001.

## Note 9 — Commitments and contingencies:

Estimated costs to complete approved capital projects were approximately $30 million, $23 million and $35 million at October 31, 2003, 2002 and 2001, respectively. There are various claims, lawsuits and pending actions against us incident to our operations. It is our opinion that the ultimate resolution of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

## Note 10 — Fair value of financial instruments:

Accounts receivable, revenue bonds, notes payable to banks and senior subordinated notes covered by the interest rate swap agreements approximate fair value as reported in the balance sheet. The fair value of senior notes and senior subordinated notes is estimated using discounted cash flow analysis, based on our incremental borrowing rates for similar types of borrowing arrangements. The fair value of our long-term debt exceeded the stated value by approximately $9 million and $5 million at October 31, 2003 and 2002, respectively and approximated the stated value at October 31, 2001.

## Note 11 — Shareholder rights plan:

On January 26, 1999, our Board of Directors authorized a Shareholder Rights Plan (the "Plan"). The Plan provided for a dividend distribution of one right for each share of common stock to shareholders of record at the close of business on March 1, 1999. With certain exceptions, the rights will become exercisable only in the event that an acquiring party accumulates 10% or more of our voting stock or a party announces an offer to acquire 10% or more of the voting stock. The rights expire on March 1,

2009, if not previously redeemed or exercised. Each right entitles the holder to purchase one-tenth of one common share at a price of $5.00 ($50 per whole share), subject to adjustment under certain circumstances. In addition, upon the occurrence of certain events, holders of the rights will be entitled to purchase a defined number of shares of an acquiring entity or our common shares at half their then current market value. We will generally be entitled to redeem the rights at $0.01 per right at any time until the tenth business day following the acquisition of 10% or more, or an offer to acquire 10% or more, of our voting stock.

**Note 12 - Subsequent events:**

In December 2003, we entered into a four-year $250 million senior unsecured revolving credit facility expiring on December 15, 2007. The initial borrowing under the new revolving credit facility was used to repay and cancel our existing $250 million revolving credit facility. The agreement provides for borrowings at the Offshore Rate (LIBOR based) plus a spread, initially 1.75%, or the bank's Reference Rate plus a spread, initially 0.75%. Up to $50 million of the credit agreement can be used for letters of credit at a fee that is the same as the Offshore Rate spread. The credit agreement contains certain financial covenants and provides for a commitment fee on the unused portion, initially 0.425% per year.

## Quarterly financial data (unaudited)

| (thousands except per share) | Fiscal Year Quarters 1st | 2nd | 3rd | 4th | Total Fiscal Year |
|---|---|---|---|---|---|
| **2003** | | | | | |
| Net sales | $ 189,654 | $ 181,590 | $ 194,265 | $ 207,828 | $ 773,337 |
| Gross profit | 29,759 | 24,582 | 29,101 | 33,314 | 116,756 |
| Net income (loss) | 1,413 | 494 | (177) | 3,624 | 5,354 |
| Net income (loss) per share | 0.03 | 0.01 | — | 0.07 | 0.10 |
| **2002** | | | | | |
| Net sales | $ 177,555 | $ 183,251 | $ 193,172 | $ 215,303 | $ 769,281 |
| Gross profit | 15,928 | 24,581 | 34,475 | 36,863 | 111,847 |
| Net income (loss) | (5,986) | 15 | 3,164 | 7,940 | 5,133 |
| Net income (loss) per share | (0.12) | — | 0.06 | 0.16 | 0.10 |
| **2001** | | | | | |
| Net sales | $ 219,559 | $ 214,054 | $ 220,478 | $ 221,864 | $ 875,955 |
| Gross profit | 40,723 | 33,844 | 41,750 | 31,576 | 147,893 |
| Net income | 8,190 | 4,354 | 9,450 | 2,673 | 24,667 |
| Net income per share | 0.16 | 0.09 | 0.18 | 0.05 | 0.48 |

*Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

There has been no change of accountants or disagreements on any matter of accounting principles, practices or financial statement disclosures required to be reported under this item.

*Item 9A. Controls and Procedures*

We maintain a system of controls and procedures designed to provide reasonable assurance as to the reliability of the financial statements and other disclosures included in this annual report. We performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice President-Finance, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our management, including our Chief Executive Officer and Senior Vice President-Finance, concluded that as of October 31, 2003, the disclosure controls and procedures were effective, in all material respects, in timely alerting them to material information relating to our and our consolidated subsidiaries required to be included in our periodic reports filed pursuant to the Securities Exchange Act of 1934. There has been no changes in our internal controls over financial reporting that occurred during the quarter ended October 31, 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our Chief Executive Officer and Senior Vice President-Finance do not expect that our disclosure controls or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that we have detected all our control issues and instances of fraud, if any. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

## PART III

*Item 10. Directors and Executive Officers of the Registrant*

Information with respect to our Directors and Section 16(a) beneficial reporting compliance is incorporated herein by reference to the sections titled "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Notice of Annual Meeting of Shareholders and Proxy Statement to be filed pursuant to Regulation 14A within 120 days of October 31, 2003.

We have adopted a Code of Ethics for our Chief Executive Officer and our financial officers. We have made the Code of Ethics available in the Investor Relations section of our website at www.longviewfibre.com. If we waive, or implicitly waive, any material provision of the code, or substantively amend the code, we will disclose that fact on our website or in a report on Form 8-K.

*Item 11. Executive Compensation*

Information with respect to Executive Compensation is incorporated herein by reference to the section titled "Executive Compensation" in our Notice of Annual Meeting of Shareholders and Proxy Statement to be filed pursuant to Regulation 14A within 120 days of October 31, 2003.

*Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

Information with respect to Security Ownership of Certain Beneficial Owners and Management is incorporated herein by reference to the sections titled "Voting Securities and Principal Holders" and "Election of Directors" in our Notice of Annual Meeting of Shareholders and Proxy Statement to be filed pursuant to Regulation 14A within 120 days of October 31, 2003.

*Item 13. Certain Relationships and Related Transactions*

Information with respect to Certain Relationships and Related Transactions is incorporated herein by reference to the section titled "Executive Compensation" in our Notice of Annual Meeting of Shareholders and Proxy Statement to be filed pursuant to Regulation 14A within 120 days of October 31, 2003.

*Item 14. Principal Accountant Fees and Services*

Information with respect to fees paid to our principal accountant and our audit committee's pre-approval policies and procedures are incorporated herein by reference to the section titled "Board of Directors and Committees" in our Notice of Annual Meeting of Shareholders and Proxy Statement to be filed pursuant to Regulation 14A within 120 days of October 31, 2003.

## PART IV

*Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K*

(a) The following financial statements, schedules and exhibits are filed as part of this Form 10-K.

(1) Financial Statements:

See "Item 8. Financial Statements and Supplementary Data."

(b) Exhibits:

See "Index to Exhibits."

(c) Reports on Form 8-K.

A Form 8-K was furnished on August 27, 2003 reporting information under Items 7 and 12.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONGVIEW FIBRE COMPANY

By: **L. J. McLAUGHLIN** Date: January 21, 2004
L. J. McLAUGHLIN,
Senior Vice President-Finance,
Secretary and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

**R. P. WOLLENBERG** 1/21/04
R. P. WOLLENBERG,
Director

**R. H. WOLLENBERG** 1/21/04
R. H. WOLLENBERG,
President, Chief Executive Officer and Director

**L. J. McLAUGHLIN** 1/21/04
L. J. McLAUGHLIN,
Chief Financial Officer and Director

**A. G. HIGGENS** 1/21/04
A. G. HIGGENS,
Chief Accounting Officer

**R. B. ARKELL** 1/21/04
R. B. ARKELL,
Director

**D. L. BOWDEN** 1/21/04
D. L. BOWDEN,
Director

**M. A. DOW** 1/21/04
M. A. DOW,
Director

**M. C. HENDERSON** 1/21/04
M. C. HENDERSON,
Director

**J. R. KRETCHMER** 1/21/04
J. R. KRETCHMER,
Director

**R. E. WERTHEIMER** 1/21/04
R. E. WERTHEIMER,
Director

**D. A. WOLLENBERG** 1/21/04
D. A. WOLLENBERG,
Director

## INDEX OF EXHIBITS

| | |
|---|---|
| 3.1 | Articles of Incorporation of Longview Fibre Company (a) |
| 3.2 | Bylaws of Longview Fibre Company |
| 4.1 | Long-term debts that do not exceed 10% of the total assets of the company, details of which will be supplied to the Commission upon request:<br>Senior Notes due through 2010 (4.39%-8.84%) $154,500,000<br>Revenue Bonds payable through 2018 (floating rates, 1.05% through 1.20% at October 31, 2002) $14,500,000 |
| 4.2 | Indenture dated as of January 25,2002. (b) |
| 4.3 | Rights Agreement Dated as of March 1, 1999. (c) |
| 4.4 | Registration Rights Agreement dated January 25, 2002. (b) |
| 10.1 | Form of Termination Protection Agreement (d) (*) |
| 10.2 | Credit Agreement dated as of January 25, 2002 (b) |
| 10.3 | Credit Agreement dated as of December 15, 2003 |
| 21.1 | Subsidiaries (f) |
| 23.1 | Consent of Independent Accountants |
| 31.1 | Rule 13a-14 (a)/15d-14 (a) Certification by R. H. Wollenberg, President and Chief Executive Officer. |
| 31.2 | Rule 13a-14 (a)/15d-14 (a) Certification by L. J. McLaughlin, Sr. Vice President-Finance, Secretary and Treasurer. |
| 32.1 | Section 1350 Certification by R. H. Wollenberg, President and Chief Executive Officer. |
| 32.2 | Section 1350 Certification by L. J. McLaughlin, Sr. Vice President-Finance, Secretary and Treasurer. |
| 99.1 | Salary Savings Plan — Trust Agreement (e) (*) |
| 99.2 | Hourly Savings Plan — Trust Agreement (e) |
| 99.3 | Branch Hourly Savings Plan — Trust Agreement (e) |
| 99.4 | Salary Savings Plan (f) (*) |
| 99.5 | Salary Savings Plan — Amendment No. 1 (f) (*) |
| 99.6 | Salary Savings Plan — Amendment No. 2 (f) (*) |
| 99.7 | Salary Savings Plan — Amendment No. 3 |
| 99.8 | Hourly Savings Plan (f) |
| 99.9 | Hourly Savings Plan — Amendment No. 1 (f) |
| 99.10 | Hourly Savings Plan — Amendment No. 2 (f) |
| 99.11 | Hourly Savings Plan — Amendment No. 3 |
| 99.12 | Branch Hourly Savings Plan (f) |
| 99.13 | Branch Hourly Savings Plan — Amendment No. 1 (f) |
| 99.14 | Branch Hourly Savings Plan — Amendment No. 2 (f) |
| 99.15 | Branch Hourly Savings Plan — Amendment No. 3 |

(a) Incorporated by reference to company's Annual Report on Form 10-K for the year ended October 31, 1990.

(b) Incorporated by reference to company's Quarterly Report on Form 10-Q for the quarter ended January 31, 2002.

(c) Incorporated by reference to company's Current Report on Form 8-K dated February 18, 1999.

(d) Incorporated by reference to company's Annual Report on Form 10-K for the quarter ended October 31, 1994.

(e) Incorporated by reference to company's Annual Report on Form 10-K for the year ended October 31, 2000.

(f) Incorporated by reference to company's Annual Report on Form 10-K for the year ended October 31, 2002.

(*) Indicates management contract or compensatory plan or arrangement.

**EXHIBIT 31.1**

302 CERTIFICATION

I, R.H. Wollenberg, certify that:

1. I have reviewed this annual report on Form 10-K of Longview Fibre Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

**R. H. WOLLENBERG** 1/21/04

R. H. WOLLENBERG,
President and Chief Executive Officer

## EXHIBIT 31.2

302 CERTIFICATION

I, L.J. McLaughlin, certify that:

1. I have reviewed this annual report on Form 10-K of Longview Fibre Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

**L. J. McLAUGHLIN** 1/21/04

L. J. McLAUGHLIN,
Senior Vice President-Finance,
Secretary and Treasurer

**EXHIBIT 32.1**

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Longview Fibre Company (the "Company") on Form 10-K for the period ended October 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, R. H. Wollenberg, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a)or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 21, 2004

**R. H. WOLLENBERG**
R. H. WOLLENBERG,
President and Chief Executive Officer

**EXHIBIT 32.2**

CERTIFICATION PURSUANT TO
18 U.S. C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Longview Fibre Company (the "Company") on Form 10-K for the period ended October 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, L. J. McLaughlin, Sr. Vice President-Finance, Secretary and Treasurer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a)or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 21, 2004

**L. J. McLAUGHLIN**
L. J. McLAUGHLIN,
Senior Vice President-Finance,
Secretary and Treasurer

(This page has been left blank intentionally.)

## Production, Sales, Administrative, Timber

### PAPER & CONTAINERBOARD

#### Production

Longview, Washington

Richard J. Parker
*Senior Vice President-Production and Mill Manager*

John R. Brandt
*Paper Mill Superintendent*

Frederick S. Brien
*Pulp Mill Superintendent*

Mark A. Norman
*Finishing and Shipping Supt.*

Michael E. Haas
*Director, Technical Services*

Robert B. Pollock
*Vice President-Manufacturing Services and Asst. Mill Manager*

William J. Gill
*Chief Engineer*

Alan D. Whitford
*Environmental Services Manager*

Richard P. Martinsen
*Maintenance Superintendent*

Marvin M. Smith, Jr.
*Vice President-Purchasing*

#### Industrial Relations and Legal

Robert B. Arkell
*Vice President-Industrial Relations and General Counsel*

Michael R. Fitzpatrick
*Human Resources Director*

James E. Ostrander, D.O.
*Medical Director*

Curtis R. Copenhagen
*Director of Public Affairs*

Richard A. Schneider
*Associate General Counsel*

#### Financial, Administration

Lisa J. McLaughlin
*Senior Vice President-Finance, Secretary and Treasurer*

Ivan A. Olson
*Vice President-Transportation*

Lloyd O. Westling
*Vice President-Production Planning*

Terry T. Brandon
*Director of Credit, Asst. Secretary, Asst. Treasurer*

Alvin G. Higgens
*Assistant Treasurer and Controller*

Harold J. (Bud) Cockrell
*Director of Taxes*

Philip L. Schlecht
*Internal Auditor*

Meri Beth Senn
*Information Systems Manager*

#### Sales

Timothy J. Carper
*Vice President-Paper Sales*
*Walnut Creek, California*

William P. Lindsay
*Manager-Kraft Converter Sales*
*Longview, Washington*

**Sales Offices**
Walnut Creek, California
Atlanta, Georgia
Longview, Washington
Milwaukee, Wisconsin

### TIMBER

#### Headquarters

Longview, Washington

David L. Bowden
*Senior Vice President-Timber*

Wade C. Boyd
*Vice President-Timber*

Blake S. Rowe
*Asst. to Senior V.P.-Timber*

Robert F. Roth
*Asst. to Senior V.P.-Timber*

Ed D. Hendrix
*Manager-Production*

#### Tree Farms, Managers

**Oregon**

**Clackamas,** *Sandy*
Daniel W. Fink

**Coast,** *Seaside*
Jay H. Holland

**Deer Island,** *St. Helens*
Lawrence C. Hurley

**Mid-Columbia**
J. Steve Hansen

**Nehalem,** *Vernonia*
Craig M. Olson

**Silver Falls,** *Silverton*
Ronn M. Bevan

**Washington**

**Chelan,** *Leavenworth*
Ronald L. Simon

**Mid-Columbia,** *Stevenson*
J. Steve Hansen

**Skagit,** *Sedro Woolley*
Larry T. Mitchem

**Southwest,** *Longview*
Robert F. Roth

#### Fiber Supply

Gerald H. Calbaum
*Vice President, Fiber Supply*
*Longview, Washington*

#### Sawmill

Donald E. Ledbeter
*Plant Manager*
*Leavenworth, Washington*

## Container Group

Ken D. Gettman
*Senior Vice President-Container Group*
*Seattle, Washington*

Thomas M. Pugel
*Manager-Bulk Liquid Package Sales*
*Los Angeles, California*

Michael J. Eaton
*Manager-Production Systems*
*Longview, Washington*

### Western Container Division

Gene V. Oliver
*Senior Vice President-Production*
*Twin Falls, Idaho*

Ervin R. Schatz
*Vice President-Production, West Coast Region, Yakima, WA*

David M. Dal Soglio
*Vice President-Sales*
*Twin Falls, Idaho*

Robert R. Fuhriman
*Vice President-Sales*
*Spanish Fork, Utah*

#### Plant, Sales Managers

**Oakland, CA**
Kevin C. Stibich, *plant*
Charles M. Wertheimer, *sales*

**Twin Falls, ID**
John H. King, *plant*
Gary D. Lounsbury, *sales*

**Spanish Fork, UT**
Stanley W. Curtis, *plant*
William W. Ratcliffe, *sales*

**Cedar City, UT**
Clifford A. Maxfield, *plant*
William W. Ratcliffe, *sales*

**Longview, WA**
David M. Mally, *plant*
Dennis E. Dorgan, *sales*

**Seattle, WA**
Thomas D. Craig, *plant*
Timothy J. Garrand, *sales*

**Yakima, WA**
James E. Jacobson, *plant*
Douglas C. Larsen, *sales*

### Central and Eastern Container Divisions

John C. Walker
*Senior Vice President*
*Milwaukee, Wisconsin*

James G. Krause
*Vice President-Production, Central-Eastern Region*
*Milwaukee, Wisconsin*

Guy T. Robertshaw
*Vice President-Production, West-Central Region*
*Cedar Rapids, Iowa*

Donald M. Batterson
*Vice President-Sales, Central Division*
*Cedar Rapids, Iowa*

Paul A. Robbens
*Vice President-Sales, Eastern Division*
*Amsterdam, New York*

#### Plant, Sales Managers

**Cedar Rapids, IA**
Steve L. Dutton, *plant*
Victor P. Alexander, *sales*

**Bowling Green, KY**
Dennis L. Fitzpatrick, *plant*
Walter H. Glenn III, *sales*

**Springfield, MA**
Brent W. Tillotson, *plant*
Daniel P. Kazes, *sales*

**Minneapolis, MN**
Todd W. Price, *plant*
Michael C. Guilday, *sales*

**Seward, NE**
Casey B. Linstad, *plant*
Victor P. Alexander, *sales*

**Amsterdam, NY**
Edward H. Poulin, *plant*
Bruce R. Warner, *sales*

**Grand Forks, ND**
Greg G. Wentz, *plant*
Michael C. Guilday, *sales*

**Milwaukee, WI**
Donald G. Domine, *plant*
Joseph A. Van Ells, *sales*

### Merchandise, Handle Shopping Bags

John C. Walker
*Senior Vice President*
*Milwaukee, Wisconsin*

#### Plant, Sales Managers

**Waltham, MA**
David M. Gorewitz, *plant*
Jim E. Horne, *sales*

**Spanish Fork, UT**
Michael L. Martin, *plant*
Michael L. Jacobson, *sales*

ongfibre

**Longview Fibre Company**

*alue-Added Products • Sustainable Forestry*

00 Fibre Way, P.O. Box 639, Longview, WA 98632
60-425-1550 Fax 360-575-5934
Website: www.longviewfibre.com

*n Equal-Opportunity Employer*